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Exhibit 99.1

Management's Discussion and Analysis
For the three and six months ended June 30, 2009

        This management's discussion and analysis ("MD&A") relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as of August 12, 2009, and is intended to supplement and complement Kinross Gold Corporation's unaudited interim consolidated financial statements for the three and six months ended June 30, 2009 and the notes thereto. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's audited consolidated financial statements for the year ended December 31, 2008 and the corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the three and six months ended June 30, 2009, as well as our outlook.

        This section contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" and the Cautionary Statement on Forward-Looking Information contained at the end of the MD&A. In certain instances, references are made to relevant notes in the consolidated financial statements for additional information.

        Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.     Description of the Business

        Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross' gold production and exploration activities are carried out principally in the United States, Brazil, Chile, Ecuador and the Russian Federation. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells silver.

        The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration and capital expenditures, general and administrative costs, and other discretionary costs. Kinross is also exposed to fluctuations in currency exchange rates, interest rates, political risks and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

Financial and Operating Highlights

	Three months ended June 30,					Six months ended June 30,
(in millions, except ounces, per share amounts, gold price and cost of sales per equivalent ounce)
	2009	2008	Change	% Change		2009	2008	Change	% Change
Operating Highlights
Total gold equivalent ounces(a)
Produced(b)	619,045	423,194	195,851	46%		1,210,214	754,978	455,236	60%
Sold(b)	651,390	330,633	320,757	97%		1,241,901	687,497	554,404	81%
Attributable gold equivalent ounces(a)
Produced(b)	560,479	406,032	154,447	38%		1,087,367	737,816	349,551	47%
Sold(b)	583,607	330,633	252,974	77%		1,110,414	687,497	422,917	62%
Financial Highlights
Metal sales	$598.1	$298.7	$299.4	100%		$1,130.8	$628.9	$501.9	80%
Cost of sales(c)	$270.0	$154.2	$115.8	75%		$504.5	$322.5	$182.0	56%
Accretion and reclamation expense	$4.6	$4.4	$0.2	5%		$9.2	$8.6	$0.6	7%
Depreciation, depletion and amortization	$117.0	$37.5	$79.5	212%		$228.2	$75.3	$152.9	203%
Operating earnings	$154.5	$74.8	$79.7	107%		$295.1	$156.6	$138.5	88%
Net earnings	$19.3	$26.0	$(6.7)	(26%	)	$95.8	$96.9	$(1.1)	(1%	)
Basic earnings per share	$0.03	$0.04	$(0.01)	(25%	)	$0.14	$0.16	$(0.02)	(13%	)
Diluted earnings per share	$0.03	$0.04	$(0.01)	(25%	)	$0.14	$0.16	$(0.02)	(13%	)
Cash flow from (used for) operating activities	$171.8	$(39.7)	$211.5	533%		$337.2	$36.6	$300.6	821%
Average realized gold price per ounce	$915	$903	$12	1%		$906	$916	$(10)	(1%	)
Consolidated cost of sales per equivalent ounce sold(d)	$414	$466	$(52)	(11%	)	$406	$469	$(63)	(13%	)

(a)
"Total" includes 100% of Kupol production. "Attributable" includes Kinross' share of Kupol production (75%).
(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2009 was 67.03:1, compared with 52.17:1 for the second quarter of 2008 and for the first six months of 2009 was 69.49:1, compared with 52.37:1 for the first six months of 2008.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(d)
Consolidated cost of sales per equivalent ounce sold is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold.

Consolidated Financial Performance

        Unless otherwise stated "attributable" production includes only Kinross' share of Kupol production (75%).

Second quarter 2009 vs. Second quarter 2008

        In the second quarter of 2009, Kinross' attributable production was 560,479 gold equivalent ounces, up 38% from 406,032 ounces in the same period of 2008. The increase was primarily related to a full quarter of production from Kupol, Kettle River-Buckhorn and the Paracatu expansion, the latter two commenced operations during the fourth quarter of 2008. Together these three operations had an increase in attributable production of 198,139 gold equivalent ounces compared with the second quarter of 2008. The increase was offset by lower production at Fort Knox, a result of lower grades, and lower production at Round Mountain, the result of fewer tonnes processed.

        Metal sales doubled to $598.1 million in the second quarter compared with $298.7 million in the second quarter of 2008, primarily due to more gold equivalent ounces sold. Kinross recorded net earnings of $19.3 million, or $0.03 per share, for the quarter compared with net income of $26.0 million or $0.04 per share for the same period in the prior year. Financial results for the second quarter of 2009 reflect increased gold equivalent ounces sold from projects that were in development in the second quarter of 2008. The average realized gold price was $915 per ounce, slightly higher than the $903 per ounce in the second quarter of 2008.

        Metal sales reflect a slightly higher realized gold price and higher gold equivalent ounces, which increased by 97% to 651,390 compared with 330,633 in the second quarter of 2008. The higher gold equivalent ounces sold were primarily due to higher production. Additionally, gold equivalent ounces sold in 2008 were partially impacted by the timing of shipments, as shipments produced in the second quarter were not sold until the third quarter of 2008.

        Cost of sales was $270.0 million, 75% higher than the same period in the prior year. Cost of sales was impacted by more gold equivalent ounces produced and sold in the current year primarily due to sales from Kupol, Kettle River-Buckhorn and the Paracatu expansion. Cost of sales was positively impacted by the strengthening of the U.S. dollar relative to the Russian rouble, Brazilian real and Chilean peso. Depreciation, depletion and amortization was $117.0 million, compared with $37.5 million in the second quarter of 2008. In the second quarter of 2008, Kettle River-Buckhorn and the Paracatu expansion were in development and not being depreciated, and although Kupol began production during the second quarter of 2008, it did not have any sales until the third quarter due to the period of time necessary from production to sales.

        Operating earnings of $154.5 million were recorded in the second quarter of 2009, an increase of 107% compared with operating earnings of $74.8 million during the second quarter of 2008 as the impact of higher revenues and lower costs per gold equivalent ounce sold were partially offset by higher depreciation.

        Net earnings in 2009 were positively impacted by higher gold equivalent ounces sold, although this was partially offset by higher depreciation, foreign exchange losses and higher interest expense for the quarter. The Company recognized foreign exchange losses of $57.5 million, the result of the revaluation of foreign currency denominated balances largely net future income and mining taxes. Interest expense was higher as a portion of interest expense in 2008 was capitalized towards the development of Kupol, Kettle River-Buckhorn and the Paracatu expansion. In 2009, this interest was expensed. The Company recorded interest expense of $16.0 million compared with $9.2 million in the second quarter of 2008.

        During the second quarter of 2009 cash flow provided from operating activities was $171.8 million, an increase of $211.5 million compared with cash used in operating activities of $39.7 million in 2008. This was primarily the result of higher operating earnings, and a reduction of finished goods at Kupol. This was offset to some extent by a pre-payment of fuel at Kupol during the second quarter of 2009. In 2008, the negative operating cash flow was also the result of a build up of inventory at Paracatu and Kupol, and a reduction in accounts payable and other liabilities.

        Cost of sales per ounce declined by 11% compared with the second quarter of 2008, largely due to sales of lower cost production from Kupol.

First six months 2009 vs. First six months 2008

        For the first six months of 2009, Kinross' attributable production increased by 47% to 1,087,367 compared with 737,816 for the first six months of 2008. Six months of attributable production at Kupol and Kettle River-Buckhorn resulted in an increase in production of 378,760 gold equivalent ounces while Paracatu produced 69,629 gold equivalent ounces more in the first six months of 2009. This increase was offset to some extent by lower production at Fort Knox, primarily the result of lower grades, and Round Mountain, the result of lower throughput. Additionally, 2008 production included 32,730 gold equivalent ounces at Julietta, which was sold in August 2008.

        Metal sales for the first six months of 2009 were $1,130.8 million, an 80% increase compared with the first six months of 2008. The increase in metal sales can be attributed to more gold equivalent ounces sold. Gold equivalent ounces sold for the first six months were 1,241,901 an increase of 81% over the first six months of the prior year as 2009 reflected six months of production from Kupol, Kettle River-Buckhorn and the Paracatu expansion. Gold equivalent ounces sold were higher primarily due to higher production. Additionally, gold equivalent ounces sold in 2008 were partially impacted by timing of shipments, as shipments produced in the second quarter were not sold until the third quarter of 2008.

        Cost of sales increased by 56% to $504.5 million compared with $322.5 million for the first six months of 2008, which reflects more gold equivalent ounces sold. Cost of sales was positively impacted by the strengthening of the U.S. dollar compared with the Russian rouble, Brazilian real and Chilean peso.

        Depreciation, depletion and amortization increased to $228.2 million compared with $75.3 million for 2008, as 2009 results reflect the impact of six months of depreciation at Kupol, Kettle River-Buckhorn and the Paracatu expansion projects that were in development and not depreciated during the first six months of 2008.

        During the first six months of 2009, the Company recorded operating earnings of $295.1 million compared with $156.6 million for the first six months of 2008 an increase of 88%. Operating earnings reflect the impact of higher gold equivalent ounces sold and lower cost of sales per ounce, offset by higher depreciation, depletion and amortization.

        Net earnings year-to-date were largely in-line with the same period in the prior year as the impact of higher operating earnings was offset by foreign exchange losses and higher interest expense. The Company recognized foreign exchange losses of $51.9 million, the result of the revaluation of foreign currency denominated balances largely net future income and mining taxes. Interest expense was higher in 2009 as a portion of interest expense in 2008 was capitalized towards the development of Kupol, Kettle River-Buckhorn and the Paracatu expansion. In 2009, this interest was expensed. For the first six months of 2009 the Company recorded interest expense of $32.7 million compared with $14.2 million for the first six months of 2008.

        Operating cash flows of $337.2 million reflect the impact of higher gold equivalent ounces sold in addition to the impact of a lower cost of sales per gold equivalent ounce. This was offset to some extent by an increase in supplies inventory at Paracatu and Kupol. Operating cash flows in 2008 were impacted by the build up of inventory at Paracatu and Kupol, and a reduction in accounts payable and other liabilities.

        Cost of sales per ounce declined by 13% compared with the second quarter of 2008, largely due to sales of lower cost production from Kupol.

2.     Impact of Key Economic Trends

        Kinross' 2008 Annual MD&A contains a discussion of the key economic trends that affect the Company and its financial statements. Included in this MD&A is an update that reflects significant changes since the preparation of the 2008 Annual MD&A.

Price of gold

        Gold price is the largest single factor in determining profitability and cash flow from operations. During the second quarter of 2009, the average price of gold was $922 per ounce, with gold trading in a range of $982 to $870 per ounce based on the London PM Fix gold price. This compares to an average of $896 per ounce in the second quarter of 2008, with a low of $853 and a high of $946 per ounce. During the second quarter of 2009, Kinross realized an average price of $915 per ounce compared with $903 in the same period of the prior year. For the first six months, the price of gold averaged $915 per ounce compared with $910 per ounce for the first six months of 2008. In the first six months of 2009 Kinross realized an average price of $906 per ounce slightly below an average price realized of $916 per ounce in the first six months of 2008.

Foreign currencies

        The Company's non-US operations and exploration activities are carried out in Brazil, Chile, Ecuador and the Russian Federation, with a portion of operating costs and capital expenditures denominated in local currency. For the second quarter and for the first six months of 2009, the U.S. dollar strengthened against the Russian rouble, Brazilian real and Chilean peso compared with the same periods in 2008.

Inflationary cost pressures

        The Company's profitability has been impacted by development and operating costs with respect to labour, energy and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company's mines. However, all operations experienced lower fuel costs during the second quarter of 2009 compared with the second quarter of 2008. During the second quarter of 2009 and the first six months of 2009, the West Texas Intermediate Crude price averaged $60 per barrel and $52 per barrel respectively, compared with $124 per barrel and $111 per barrel in the same periods in 2008.

3.     Outlook

        The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A.

        Unless otherwise stated "attributable" production includes only Kinross' share of Kupol production (75%). Cost of sales per attributable gold equivalent ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold, both reduced for Kupol sales attributable to a third-party 25% shareholder.

        Approximately 55%-60% of the Company's costs are denominated in U.S. dollars.

        A 10% change in foreign exchange could result in an approximate $5 impact on cost of sales per ounce.

        A $10 change in the price of oil could result in an approximate $2 impact on cost of sales per ounce.

        The impact on royalties of a $100 change in the gold price could result in an approximate $5 impact on cost of sales per ounce.

Operational Outlook

        The Company has revised its production guidance and now expects to produce 2.3 to 2.4 million gold equivalent ounces (from 2.4 to 2.5 million gold equivalent ounces as disclosed in Kinross' first quarter MD&A) for the full-year 2009, primarily due to a longer than expected ramp-up at the Paracatu expansion. Cost of sales per gold equivalent ounce is expected to be approximately $390 to $420 for the full year 2009, consistent with Kinross' first quarter MD&A.

        The Company is revising its regional guidance for Brazil, where we now expect to produce 480,000 to 550,000 gold equivalent ounces (from 580,000 to 650,000, previously) at an average cost of sales of $525 to $570 (from $425 to $470, previously) per ounce for the full-year 2009. The revision to cost guidance reflects results for the first six months of 2009 in addition to the revision in production guidance noted above. Guidance for all other regions remains as previously stated in the first quarter MD&A.

        On a by-product accounting basis, Kinross expects to produce 2.1 to 2.2 million ounces of gold (from 2.2 to 2.3 million gold ounces, previously) and 12.0 to 12.5 million ounces of silver. Cost of sales per gold ounce on a by-product accounting basis are expected to be approximately $360 to $390, consistent with previously-stated guidance.

        Capital expenditures for 2009 are expected to increase from approximately $475 million to approximately $500 million primarily due to additional Paracatu tailings dam costs. The amount of the increase will largely depend on the timing of these expenditures.

        Exploration and business development expenses for 2009 are expected to be approximately $75.0 million, of which approximately $65.0 million will be allocated for exploration and corporate development, and $10.0 million for technical services and environment, health and safety.

4.     Developments

Project Updates

        The forward-looking information contained in this section of the MD&A section is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A.

Paracatu expansion

        By the end of the second quarter, throughput at the Paracatu expansion plant had reached targeted levels. The new hydromet facility was successfully commissioned in June, which negatively impacted recovery during that period as inventory was built up. Ongoing adjustments to the plant and process during the third quarter are required to optimize throughput and recovery in order to reach targeted production levels in the fourth quarter.

        The Company is working to obtain the installation license (LI) from the State Environmental Protection Agency of the State of Minas Gerais (SUPRAM) for the construction of the new Eustaquio tailings facility. During the second quarter, the Company was successful in overturning state and federal injunctions that prevented SUPRAM from considering the Company's LI application. The Company is also continuing negotiations with local stakeholders, landowners and the federal land management agency to acquire all necessary ownership rights to lands required for the new Eustaquio facility.

        At the same time, work has commenced to raise the existing San Antonio dam in order to provide tailings capacity until the new Eustaquio dam is completed. This work is expected to be completed in the fourth quarter of 2010. Total capital expenditures for the project are expected to be approximately $50 million, of which approximately $18 million is expected to be spent in 2009.

Fort Knox expansion

        Leach pad construction was re-initiated on schedule in May, and approximately 86% of the initial phase was complete at the end of the second quarter. As planned, ore loading on the heap leach pads began during the first week of August, with initial gold production on schedule for the fourth quarter. The carbon-in-column circuit to recover gold from the pregnant leach solution has been commissioned.

        As previously disclosed, the Fort Knox project is expected to extend the life of the mine to 2018, and to double life-of-mine production to 2.9 million gold ounces.

        Fort Knox is undertaking a 29,000-metre drilling program in 2009 aimed at further expanding reserves and extending mine life, including drilling in support of a potential Phase 8 pit expansion.

Maricunga expansion

        A scoping study carried out late last year at Maricunga indicated positive economics for an expansion aimed at doubling gold production. The Company has initiated a pre-feasibility study process, examining the advantages of building an additional plant to substantially increase crushing and leaching capacity, as well as increasing and optimizing throughput at the current plant. The study is expected to be completed by year-end 2009.

Paracatu optimization

        A scoping evaluation is being carried out on improving throughput and recovery at Paracatu, including the option of adding a third ball mill. A third ball mill was considered in the original feasibility study for the expansion project and provision has been made in the plant design to locate this west of the present ball mills. The scoping evaluation is on schedule to be completed by year-end 2009.

Lobo-Marte

        An initial scoping study at Lobo-Marte indicates the viability of development options that will be evaluated further in a preliminary feasibility study. These options include a processing rate of 40,000-50,000 tonnes per day, initial capital in the range of $500 million, all-in operating costs of about $12.50 per tonne, and production of about 350,000 ounces per year.

        The scoping study is very preliminary in nature and will require further study and analysis as part of the pre-feasibility study process commenced in June. The pre-feasibility study requires completion of a three-month drilling program for metallurgical samples, which commenced in July but has been hampered by winter weather. Kinross expects to complete the pre-feasibility study by year-end.

        The Lobo-Marte project contemplates a heap leach process similar to that being operated at Maricunga, and incorporating Sulphidization Acidification Recycling and Thickening (SART) processing technology. In parallel, the Company is evaluating the possibility of hauling higher grade ore to the La Coipa mill for processing prior to construction of the heap leach facility. Baseline data collection and preparations for environmental analysis and permitting are underway. Based on current analysis, shipping of ore to La Coipa is targeted for 2012.

Fruta del Norte

        During the second quarter the Company continued to advance the Fruta del Norte project (FDN). Fieldwork at the site focused on preparation for the resumption of geologic definition drilling activities. The preparatory work included environmental baseline studies and the installation of water treatment plants, health and safety training and upgraded support facilities. Other project-related activities during the quarter included strategic land acquisition, engineering and metallurgical studies, and updated geological interpretation and modeling.

        The Company continued to work in cooperation with Ecuadorian government authorities to acquire the approvals necessary to recommence the infill drilling program at FDN. During the quarter, the Company's Environment Management Plan for the program was submitted to, and approved by, the Ministry of the Environment. In addition, on August 7, 2009, the regional Loja office of the national Water Secretariat recognized and re-confirmed an industrial water usage permit that had been obtained by the Company in December 2008, prior to the passage of the new Mining Law. With these two approvals now in-hand, the Company is awaiting final approval from the Ministry of Mines and Petroleum (MMP) to re-commence infill drilling activities in order to complete a pre-feasibility study for the project.

        The regulations to be promulgated pursuant to the new mining law had not been published by the end of the second quarter and are expected to be issued later in the year.

Cerro Casale

        A full feasibility study of Cerro Casale remains on schedule for completion in the third quarter of 2009, and work continues on the modified environmental impact assessment (EIA).

        Kinross and Barrick Gold have signed a new shareholders agreement to govern the Cerro Casale joint venture. The agreement is being held in escrow pending completion of a reorganization of the corporate ownership structure, which is expected later this month. The new shareholders agreement reflects 50-50 ownership of Compania Minera Casale (CMC), the Chilean contractual mining company that owns the Cerro Casale project. Key provisions include: as long as one party owns 40% or more, equal CMC Board and advisory committee representation, resulting in joint-operatorship through a Board-appointed CMC management team; pro rata contribution obligations with failure to do so resulting in prescribed dilution; where a shareholder's ownership is diluted below 10%, the right to covert that interest into a 2% net smelter returns royalty; and standard ownership transfer restrictions, including a right of first refusal.

        The project currently contemplates a heap leach facility and a mill with a throughput of 150,000 tonnes per day. Kinross' share of average annual production for the first ten years of full heap leach and milling operations would be approximately 430,000 ounces of gold plus 118 million pounds of copper. The mine life is estimated at 18 years.

Exploration update

        Of the total exploration and business development expenses, expensed exploration totalled $11.6 million and capitalized exploration was $2.9 million.

        Kinross was active on 31 mine site, near-mine and greenfields projects with a total of 41,659 metres drilled (28,303 metres expensed and 13,356 metres capitalized). Highlights for the quarter included:

•
La Coipa District:  Drilling commenced on the CMLC joint venture property (50% Kinross) with 20 holes (6,624 metres) drilled at Puren West and Paloma-Las Vetas. Encouraging results at Puren West will be followed up later in the year in addition to testing the Pompeya target. Seven holes (2,063 metres) were drilled at Coipa Norte targeting mineralization extending beyond the east wall of the pit and beneath the pit floor.

•
Kupol Mine:   Twenty-three core holes (5,595 metres) were completed on the Northern Extension Zone, Pit Extension and T1 targets. Drilling at the Northern Extension target aims to extend mineralization closer to surface beyond the limit of existing inferred resources. Results of the Pit Extension program confirms widths and grades predicted by the existing resource model.

•
Kupol East and West (37.5% Kinross):  Drilling was completed at the Maroshka West and Star/B5 targets. At Maroshka West, narrow, mineralized veins were intersected at depth bearing similar gold and silver grades to Kupol. Follow-up drilling is scheduled to commence in the fall to further understand potential at this target.

•
Kettle River/Buckhorn:  Infill drilling commenced at Buckhorn with a single underground core rig. Seventeen holes (1,144 metres) were completed by the end of June.

•
Fort Knox:   Three rigs (one reverse circulation and two core) targeting additional reserve ounces in the pit completed 59 holes for 12,073 metres. The program was over 40% complete at the end of the quarter. Two drills were active on the Gil (80% Kinross) and Sourdough (100% Kinross) targets completing 30 holes for 3,473 metres. Most of the drilling was concentrated at Sourdough outside the main Gil resource area. Results will be updated to the geologic and resource models in the third quarter of 2009.

•
Maricunga:   Results from the 2008 drilling campaign were updated to the Guanaco resource model. A core drilling program was designed at Verde West to convert deep resource to reserve beneath the pit. The program is scheduled to commence in August.

•
Ixhuatan (Kinross earning 70%):  Exploration work concentrated at the Cacate target with seven holes completed for 2,018 metres. Mapping and geochemistry continued on prospective areas further afield from the central discovery zone.

Other Developments

Technical alliance with Polyus Gold

        Kinross has entered into a technical alliance with Polyus Gold to continue the joint assessment of the Nezhdaninskoye deposit in the Republic of Sakha (Yakutia) in the Russian Federation, and to explore other opportunities for exploration and development in the country. According to the terms of the agreement, Kinross and Polyus have extended the previously announced timetable for initiating a full feasibility study of the Nezhdaninskoye deposit, and will now conduct a strategic review to more fully assess various technical alternatives for cost-effectively developing all or part of the deposit. The strategic review will be completed within 12 months, at which time Kinross will have 60 days to decide whether to proceed with further exploration and development, including a feasibility study. Kinross and Polyus have also agreed to conduct joint exploration work. Both parties have further agreed on a non-exclusive basis to consider and potentially pursue cooperative business opportunities related to other projects in the Russian Federation. Under the terms of the agreement, it is expected that Kinross' investment in the technical alliance will total approximately $20 million over 24 months, commencing November 2009.

New collective agreement at La Coipa

        On August 1, unionized workers at La Coipa voted to accept a new three year collective agreement, ending a strike that began on July 8. The strike reduced La Coipa's forecast production for July by approximately 9,400 gold equivalent ounces.

Shelf Prospectus

        In the second quarter of 2009, Kinross filed a preliminary shelf prospectus in Canada and a shelf registration statement in the United States qualifying the issuance of up to $1 billion of common shares and debt securities. While the Company does not currently plan to issue any securities in the near term, maintaining a current shelf prospectus with the regulators will allow the Company to more readily access the Canadian and U.S. public capital markets.

Investments in Harry Winston

        On March 31, 2009, Kinross closed its investment in the Diavik Diamond Mine and Harry Winston Diamond Corporation ("Harry Winston") Kinross subscribed for new partnership units representing a 22.5% interest in the limited partnership which holds Harry Winston's 40% joint venture interest in the Diavik Diamond Mine (therefore, a 9% indirect interest in the mine), for a gross subscription price of $127.2 million including transaction costs. Upon closing, Kinross' interest in the cash held in the partnership was approximately $21.4 million. Kinross also subscribed for 15.2 million treasury shares of Harry Winston at a price of $3.00 per share, representing approximately 19.9% of Harry Winston's issued equity following the transaction, for an investment of $46.3 million including transaction costs.

Acquisition of the remaining interest in Lobo-Marte

        On January 7, 2009, Kinross completed the 100% acquisition of Minera Santa Rosa SCM ("Minera") through the acquisition of the remaining 60% interest from Teck Cominco Limited ("Teck") for net cash of $41.4 million including transaction costs, 5.6 million shares of Kinross and a 1.75% net smelter royalty on 60% of future production, payable when the gold price is U.S.$760 per ounce or more. In 2008, Kinross had acquired a 40% interest in Minera from certain subsidiaries of Anglo American plc. As of January 7, 2009, the financial statements of Minera are being consolidated.

Issue of Equity

        On February 5, 2009, the Company completed a public offering of common shares at a price of US$17.25 per common share. The offering resulted in a total of 24,035,000 common shares being issued for net proceeds of U.S.$396.4 million. The Company intends to use the net proceeds from the offering to enhance its capital position following the funding of recent acquisitions and for general corporate purposes.

5.     Consolidated Results of Operations

Operating Highlights

	Three months ended June 30,					Six months ended June 30,
(in millions, except ounces and per share amounts)	2009	2008	Change	% Change		2009	2008	Change	% Change
Operating Statistics
Total gold equivalent ounces(a)
Produced(b)	619,045	423,194	195,851	46%		1,210,214	754,978	455,236	60%
Sold(b)	651,390	330,633	320,757	97%		1,241,901	687,497	554,404	81%
Attributable gold equivalent ounces(a)
Produced(b)	560,479	406,032	154,447	38%		1,087,367	737,816	349,551	47%
Sold(b)	583,607	330,633	252,974	77%		1,110,414	687,497	422,917	62%
Gold ounces — sold	591,109	297,523	293,586	99%		1,129,990	602,699	527,291	87%
Silver ounces — sold (000s)	4,041	1,727	2,314	134%		7,762	4,445	3,317	75%
Average realized gold price ($/ounce)	$915	$903	$12	1%		$906	$916	$(10)	(1%	)
Financial Data
Metal sales	$598.1	$298.7	$299.4	100%		$1,130.8	$628.9	$501.9	80%
Cost of sales(c)	$270.0	$154.2	$115.8	75%		$504.5	$322.5	$182.0	56%
Accretion and reclamation expense	$4.6	$4.4	$0.2	5%		$9.2	$8.6	$0.6	7%
Depreciation, depletion and amortization	$117.0	$37.5	$79.5	212%		$228.2	$75.3	$152.9	203%
Operating earnings	$154.5	$74.8	$79.7	107%		$295.1	$156.6	$138.5	88%
Net earnings	$19.3	$26.0	$(6.7)	(26%	)	$95.8	$96.9	$(1.1)	(1%	)

(a)
"Total" includes 100% of Kupol production. "Attributable" includes Kinross' share of Kupol production (75%).
(b)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2009 was 67.03:1, compared with 52.17:1 for the second quarter of 2008 and for the first six months of 2009 was 69.49:1, compared with 52.37:1 for the first six months of 2008.
(c)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.

Operating Earnings (Loss) by Segment

	Three months ended June 30,					Six months ended June 30,
(in millions)	2009	2008	Change	% Change		2009	2008	Change	% Change
Operating segments
Fort Knox	$16.2	$25.7	$(9.5)	(37%	)	$21.8	$54.0	$(32.2)	(60%	)
Round Mountain	15.0	23.9	(8.9)	(37%	)	30.3	46.4	(16.1)	(35%	)
Kettle River-Buckhorn	5.0	(2.7)	7.7	nm		15.6	(4.6)	20.2	nm
Kupol	115.8	(1.2)	117.0	nm		230.5	(2.0)	232.5	nm
Paracatu	4.3	32.2	(27.9)	(87%	)	9.2	47.9	(38.7)	(81%	)
Crixás	5.2	10.0	(4.8)	(48%	)	8.5	19.8	(11.3)	(57%	)
La Coipa	17.9	11.0	6.9	63%		27.7	32.6	(4.9)	(15%	)
Maricunga	18.1	12.7	5.4	43%		33.3	32.3	1.0	3%
Julietta(a)	—	(1.9)	1.9	(100%	)	—	(1.4)	1.4	(100%	)
Non-operating segments
Fruta del Norte	(4.6)	—	(4.6)	nm		(7.3)	—	(7.3)	nm
Cerro Casale	(0.1)	(1.6)	1.5	94%		(0.4)	(1.6)	1.2	(75%	)
Corporate and Other(b)	(38.3)	(33.3)	(5.0)	(15%	)	(74.1)	(66.8)	(7.3)	(11%	)

Total	$154.5	$74.8	$79.7	107%		$295.1	$156.6	$138.5	88%

(a)
2008 includes results of operations from the Julietta mine sold on August 16, 2008.
(b)
"Corporate and Other" includes operating costs which are not directly related to individual mining properties such as general and administrative expenditures, gains on disposal of assets and investments and other operating costs.
(c)
"nm" means not meaningful.

Mining Operations

Fort Knox (100% ownership and operator) — USA

	Three months ended June 30,					Six months ended June 30,
	2009	2008	Change	% Change		2009	2008	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	7,736	4,633	3,103	67%		15,195	11,104	4,091	37%
Tonnes processed (000's)	3,269	3,398	(129)	(4%	)	6,317	6,493	(176)	(3%	)
Grade (grams/tonne)	0.74	0.95	(0.21)	(22%	)	0.66	0.88	(0.22)	(25%	)
Recovery	82.2%	82.3%	(0.1% )	—%		81.2%	82.3%	(1.1% )	(1%	)
Gold equivalent ounces:
Produced	67,391	85,609	(18,218)	(21%	)	116,017	151,003	(34,986)	(23%	)
Sold	63,443	75,720	(12,277)	(16%	)	112,867	152,674	(39,807)	(26%	)
Financial Data (in millions)
Metal sales	$59.0	$68.5	$(9.5)	(14%	)	$104.1	$139.7	$(35.6)	(25%	)
Cost of sales(a)	34.3	34.4	(0.1)	(0%	)	67.5	69.7	(2.2)	(3%	)
Accretion and reclamation expense	0.4	0.3	0.1	33%		0.8	0.5	0.3	60%
Depreciation, depletion and amortization	6.6	6.6	—	—%		12.3	13.7	(1.4)	(10%	)

	17.7	27.2	(9.5)	(35%	)	23.5	55.8	(32.3)	(58%	)
Exploration	1.4	0.3	1.1	367%		1.6	0.5	1.1	220%
Other	0.1	1.2	(1.1)	(92%	)	0.1	1.3	(1.2)	(92%	)

Segment Earnings	$16.2	$25.7	$(9.5)	(37%	)	$21.8	$54.0	$(32.2)	(60%	)

(a)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.

Second quarter of 2009 vs. Second quarter of 2008

        Tonnes of ore mined during the second quarter of 2009 were 67% higher than the same period in 2008 due to the addition of mining equipment and the stockpiling of lower grade heap leach ore for placement on the heap leach pad. The grade mined was lower in the second quarter of 2009 due to mine sequencing, as the mine plan called for mining an area of the pit with a lower grade than the area mined in the second quarter of 2008. Production was lower as a result of the lower grade. Gold equivalent ounces sold were lower compared with the same period in 2008 partially due to the timing of shipments as a shipment that was produced at the end of June 2009 was sold in the third quarter.

        Metal sales were lower than the same period in the prior year, largely due to fewer ounces sold, which was primarily due to lower production. Of the $9.5 million reduction in revenue, $11.1 million was the result of a decrease in gold equivalent ounces sold offset by an increase in the average realized gold price per ounce. Cost of sales were largely in-line with the second quarter of 2008 as the lower ounces sold and lower costs for electricity, diesel fuel and other consumables was partially offset by the increased use of contractors during the quarter.

First six months of 2009 vs. First six months of 2008

        Tonnes of ore mine increased during the first six months of 2009 compared with the first six months of 2008 due to the addition of mining equipment and the stockpiling of lower grade heap leach ore. The grade mined was lower in 2009 as the mine plan called for mining an area of the pit with a lower grade than the area mined in 2008. Lower grades and a slightly lower recovery resulted in lower production. Gold equivalent ounces sold were lower compared with the same period due to timing of shipments as a shipment that was produced at the end of June 2009 was sold in the third quarter.

        Metal sales were lower than the same period in the prior year, largely due to lower ounces sold. The impact on revenue of lower volumes sold was $36.4 million for the first six months. The impact of lower ounces sold on cost of sales was partially offset by the increased use of contractors.

Round Mountain (50% ownership and operator; Barrick 50%) — USA

	Three months ended June 30,					Six months ended June 30,
	2009	2008	Change	% Change		2009	2008	Change	% Change
Operating Statistics(a)
Tonnes ore mined (000's)(b)	4,618	5,419	(801)	(15%	)	10,509	10,564	(55)	(1%	)
Tonnes processed (000's)(b)	5,827	8,725	(2,898)	(33%	)	15,495	19,702	(4,207)	(21%	)
Grade (grams/tonne)	0.58	0.46	0.12	26%		0.55	0.44	0.11	25%
Gold equivalent ounces:
Produced	51,322	65,570	(14,248)	(22%	)	101,498	129,174	(27,676)	(21%	)
Sold	52,912	67,538	(14,626)	(22%	)	103,898	126,729	(22,831)	(18%	)
Financial Data (in millions)
Metal sales	$49.1	$61.4	$(12.3)	(20%	)	$95.6	$116.5	$(20.9)	(18%	)
Cost of sales(c)	28.6	30.9	(2.3)	(7%	)	54.6	56.9	(2.3)	(4%	)
Accretion and reclamation expense	0.4	0.3	0.1	33%		0.8	0.7	0.1	14%
Depreciation, depletion and amortization	4.9	6.1	(1.2)	(20%	)	9.6	12.0	(2.4)	(20%	)

	15.2	24.1	(8.9)	(37%	)	30.6	46.9	(16.3)	(35%	)
Exploration	0.2	0.2	—	—%		0.3	0.5	(0.2)	(40%	)

Segment earnings	$15.0	$23.9	$(8.9)	(37%	)	$30.3	$46.4	$(16.1)	(35%	)

(a)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.
(b)
"Tonnes of ore mined/processed" represents 100% of mine production.
(c)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.

Second quarter of 2009 vs. Second quarter of 2008

        Tonnes of ore mined during the second quarter of 2009 were 15% lower than 2008, as mining in 2009 was impacted by instability problems experienced with the south pit wall earlier in the quarter. The instability issues have been addressed and mining re-commenced in the south pit in June. Tonnes of ore processed were lower primarily due to lower tonnes mined. Additionally, in 2008, stockpile ore was placed on the leach pad and processed. The gold grade during the quarter was higher compared with the comparable quarter of 2008 due to mine sequencing. Gold equivalent ounces produced were 22% lower than the same period in the prior year due to the lower tonnes processed, which more than offset the higher grade.

        Metal sales were 20% lower during the second quarter of 2009 compared with 2008 reflecting fewer ounces sold. Lower sales volumes accounted for $13.3 million of the variance in metal sales quarter over quarter offset by higher average gold prices realized during the quarter. The fewer ounces sold also impacted cost of sales and depreciation, depletion and amortization. Additionally, depreciation, depletion and amortization was also reduced as reserves increased as at December 31, 2008, thereby increasing the base upon which depreciation, depletion and amortization is calculated.

First six months of 2009 vs. First six months of 2008

        The reduction in tonnes placed on the leach pads was primarily due to depletion in 2008 of the remaining low grade stockpile ore. All tonnes currently being placed on the dedicated pads are sourced from the pit. Gold equivalent ounces produced were 21% lower than the first six months of 2008 due to lower tonnes processed, which more than offset the higher grade.

        Metal sales were 18% lower during the first six months of 2009 as compared with 2008 reflecting lower ounces sold, of which the impact was approximately $20.9 million. Cost of sales and depreciation, depletion and amortization were impacted by lower ounces sold. Additionally, depreciation, depletion and amortization was also reduced as reserves increased, thereby increasing the base upon which depreciation, depletion and amortization is calculated.

Kettle River-Buckhorn (100% ownership and operator) — USA

	Three months ended June 30,					Six months ended June 30,
	2009	2008	Change	% Change(b)		2009	2008	Change	% Change(b)
Operating Statistics
Tonnes ore mined (000's)	48	—	48	nm		103	—	103	nm
Tonnes processed (000's)	56	—	56	nm		103	—	103	nm
Grade (grams/tonne)	20.26	—	20.26	nm		19.9	—	19.9	nm
Recovery	93.7%	—	93.7%	nm		93.7%	—	93.7%	nm
Gold equivalent ounces:
Produced	33,807	—	33,807	nm		61,706	—	61,706	nm
Sold	27,414	—	27,414	nm		62,575	—	62,575	nm
Financial Data (in millions)
Metal sales	$25.7	$—	$25.7	nm		$57.8	$—	$57.8	nm
Cost of sales(a)	8.2	—	8.2	nm		19.0	—	19.0	nm
Accretion and reclamation expense	0.3	0.3	—	—%		0.6	0.5	0.1	20%
Depreciation, depletion and amortization	12.0	—	12.0	nm		22.1	0.1	22.0	nm

	5.2	(0.3)	5.5	nm		16.1	(0.6)	16.7	nm
Exploration	0.2	0.4	(0.2)	(50%	)	0.5	0.8	(0.3)	(38%	)
Other	—	2.0	(2.0)	(100%	)	—	3.2	(3.2)	(100%	)

Segment earnings (loss)	$5.0	$(2.7)	$7.7	nm		$15.6	$(4.6)	$20.2	nm

(a)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.
(b)
"nm" means not meaningful.

Second quarter of 2009 vs. Second quarter of 2008

        Kettle River-Buckhorn continues to perform as expected. For the quarter, gold equivalent ounces produced were 33,807. Gold equivalent ounces sold were 19% lower than ounces produced due to timing of shipments as production at the end of the June was not sold until July 2009.

First six months of 2009 vs. First six months of 2008

        Kettle River-Buckhorn completed its first six months of production as the mine commenced commercial operations during the fourth quarter of 2008, upon reaching certain minimum levels of production. Gold equivalent ounces sold were higher than production as production at the end of 2008 was sold at the beginning of 2009.

Kupol (75% ownership and operator) — Russian Federation

	Three months ended June 30,						Six months ended June 30,
	2009	2008	Change		% Change(d)		2009	2008	Change		% Change(d)
Operating Statistics
Tonnes ore mined (000's)(a)	286	46	240		nm		543	46	497		nm
Tonnes processed (000's)(a)	279	74	205		nm		572	74	498		nm
Grade (grams/tonne):
Gold	23.80	36.55	(12.75)		(35%	)	24.37	36.55	(12.18)		(33%	)
Silver	298.68	427.41	(128.73)		(30%	)	292.54	427.41	(134.87)		(32%	)
Recovery:
Gold	95.1%	95.8%	(0.7%	)	(1%	)	95.1%	95.8%	(0.7%	)	1%
Silver	83.1%	87.8%	(4.7%	)	(5%	)	82.6%	87.8%	(5.2%	)	(6%	)
Gold equivalent ounces(a)(b):
Produced	234,265	68,649	165,616		241%		491,388	68,649	422,739		616%
Sold	271,133	—	271,133		nm		525,947	—	525,947		nm
Silver ounces(a)(b):
Produced (000's)	2,178.2	564.7	1,613.5		nm		4,441.5	564.7	3,876.8		nm
Sold (000's)	2,209.3	—	2,209.3		nm		4,385.1	—	4,385.1		nm
Financial Data (in millions)
Metal sales	$247.1	$—	$247.1		nm		$475.6	$—	$475.6		nm
Cost of sales(c)	70.1	—	70.1		nm		127.3	—	127.3		nm
Accretion and reclamation expense	0.3	0.3	—		—%		0.7	0.5	0.2		40%
Depreciation, depletion and amortization	59.4	—	59.4		nm		115.0	—	115.0		nm

	117.3	(0.3)	117.6		nm		232.6	(0.5)	233.1		nm
Exploration	1.3	0.8	0.5		63%		1.9	1.4	0.5		36%
Other	0.2	0.1	0.1		100%		0.2	0.1	0.1		100%

Segment earnings (loss)	$115.8	$(1.2)	117.0		nm		$230.5	$(2.0)	$232.5		nm

(a)
"Tonnes of ore mined/processed" and production and sales represents 100%.
(b)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2009 was 67.03:1, compared with 52.17:1 for the second quarter of 2008 and for the first six months of 2009 was 69.49:1, compared with 52.37:1 for the first six months of 2008.
(c)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.
(d)
"nm" means not meaningful.

Second quarter of 2009 vs. Second quarter of 2008

        Tonnes of ore mined and processed were higher in the second quarter of 2009 compared with the second quarter of 2008 as the second quarter of 2009 reflects a full quarter of production as the mine began operations during the latter half of the second quarter of 2008. Gold and silver grades were higher in the second quarter of 2008 as higher grade ore that had been stockpiled during the development phase was processed. Production and sales for the second quarter of 2009 reflects a full quarter of operations. Gold equivalent ounces sold for the quarter were 16% higher than ounces produced as production from earlier in the year was sold during the second quarter.

First six months of 2009 vs. First six months of 2008

        Tonnes of ore mined and processed were higher in the first six months of 2009 compared with the first six months of 2008 as 2009 reflects six months of production as the mine began operations during the latter half of the of the second quarter of 2008. Kupol continues to perform well with tonnes mined and processed being in-line with expectations. During the first six months of 2009, production was 491,388 gold equivalent ounces with ounces sold of 525,947, on a 100% basis. Gold equivalent ounces sold for the first six months were 7% higher than ounces produced as production at the end of 2008 was sold in 2009.

Paracatu (100% ownership and operator) — Brazil

	Three months ended June 30,					Six months ended June 30,
	2009	2008	Change	% Change		2009	2008	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	9,256	4,815	4,441	92%		18,149	9,423	8,726	93%
Tonnes processed (000's)	9,259	4,655	4,604	99%		18,256	9,446	8,810	93%
Grade (grams/tonne)	0.44	0.41	0.03	7%		0.44	0.39	0.05	13%
Recovery	67.1%	78.8%	(11.7% )	(15%	)	62.1%	76.5%	(14.4% )	(19%	)
Gold equivalent ounces:
Produced	87,458	47,338	40,120	85%		160,203	90,574	69,629	77%
Sold	92,725	52,150	40,575	78%		164,818	94,615	70,203	74%
Financial Data (in millions)
Metal sales	$84.9	$47.3	$37.6	79%		$150.3	$86.8	$63.5	73%
Cost of sales(a)	64.6	23.8	40.8	171%		112.6	43.0	69.6	162%
Accretion and reclamation expense	0.2	0.3	(0.1)	(33%	)	0.5	0.6	(0.1)	(17%	)
Depreciation, depletion and amortization	11.9	3.5	8.4	240%		22.5	6.7	15.8	236%

	8.2	19.7	(11.5)	(58%	)	14.7	36.5	(21.8)	(60%	)
Exploration	—	0.1	(0.1)	(100%	)	—	0.2	(0.2)	(100%	)
Other	3.9	(12.6)	16.5	131%		5.5	(11.6)	17.1	147%

Segment earnings	$4.3	$32.2	$(27.9)	(87%	)	$9.2	$47.9	$(38.7)	(81%	)

(a)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.

Second quarter of 2009 vs. Second quarter of 2008

        The ramp up of the expansion continued during the quarter resulting in tonnes mined and tonnes processed being higher than during the second quarter of 2008 by 92% and 99%, respectively. Recoveries were lower for the second quarter of 2009 compared with 2008 primarily due to commissioning of the new hydromet plant and fine-tuning of the grinding circuit. Production was 85% higher than the second quarter of 2008, due to higher throughput and the higher grade, offset to some extent by the lower recoveries. Gold equivalent ounces sold were higher due to higher production.

        Metal sales increased 79% to $84.9 million in the second quarter of 2009 compared with $47.3 million in 2008, due to higher sales volumes resulting from higher production. Higher sales volumes accounted for substantially all of the increase in metal sales during the quarter. Cost of sales were $64.6 million in the second quarter of 2009, an increase of 171% over 2008. The increase is due to increased ounces sold and additional costs encountered as the mill continues to ramp-up to its targeted throughput. Costs were partially reduced by a weaker Brazilian real in the second quarter of 2009 compared with the second quarter of 2008. Depreciation, depletion and amortization expense was higher due to higher ounces sold and the depreciation on the increased capital spending for the mine expansion in the prior year.

First six months of 2009 vs. First six months of 2008

        Results for the first six months of 2009 reflect the additional capacity from the expansion as tonnes of ore mined and processed were 93% higher than for the first six months of 2008. The grade was 13% higher than the prior year as a higher grade area of the pit was mined, consistent with the mine plan. Recoveries were lower for the year-to-date compared with 2008 primarily due to commissioning of the new hydromet plant and fine-tuning of the grinding circuit. Higher tonnes processed and a higher grade contributed to a 77% increase in production compared with the same period in 2008. This was partially offset by a decrease in recoveries. Gold equivalent ounces sold were higher due to higher production.

        Metal sales increased to $150.3 million compared with the same period in 2008, of which $64.4 million was due to an increase in sales volumes. Cost of sales increased by $69.6 million due to the greater volume of ounces sold and additional costs encountered as the mill continues to ramp-up to its targeted throughput. Costs were reduced to some extent by a weaker Brazilian real in the first six months of 2009 versus the first six months of 2008. Depreciation, depletion and amortization expense was higher due to higher ounces sold and the depreciation on the increased capital spending for the mine expansion in the prior year.

Crixás (50% ownership; AngloGold Ashanti 50% and operator) — Brazil

	Three months ended June 30,					Six months ended June 30,
	2009	2008	Change	% Change(c)		2009	2008	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)(a)	277	206	71	34%		479	404	75	19%
Tonnes processed (000's)(a)	277	206	71	34%		479	404	75	19%
Grade (grams/tonne)	5.03	7.08	(2.05)	(29%	)	4.57	6.94	(2.37)	(34%	)
Recovery	92.1%	94.8%	(2.7% )	(3%	)	91.5%	95.2%	(3.7% )	(4%	)
Gold equivalent ounces:
Produced	20,646	22,310	(1,664)	(7%	)	32,241	42,940	(10,699)	(25%	)
Sold	17,763	21,569	(3,806)	(18%	)	31,311	41,543	(10,232)	(25%	)
Financial Data (in millions)
Metal sales	$16.5	$19.3	$(2.8)	(15%	)	$28.6	$37.7	$(9.1)	(24%	)
Cost of sales(b)	7.5	6.6	0.9	14%		13.3	12.5	0.8	6%
Accretion and reclamation expense	0.1	0.1	—	—%		0.1	0.2	(0.1)	(50%	)
Depreciation, depletion and amortization	2.3	2.5	(0.2)	(8%	)	4.2	4.9	(0.7)	(14%	)

	6.6	10.1	(3.5)	(35%	)	11.0	20.1	(9.1)	(45%	)
Exploration	1.3	0.1	1.2	nm		2.1	0.2	1.9	nm
Other	0.1	—	0.1	nm		0.4	0.1	0.3	300%

Segment earnings	$5.2	$10.0	$(4.8)	(48%	)	$8.5	$19.8	$(11.3)	(57%	)

(a)
"Tonnes of ore mined/processed" represents 100% of mine production.
(b)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.
(c)
"nm" means not meaningful.

Second quarter of 2009 vs. Second quarter of 2008

        Tonnes of ore mined and processed were higher than during the same period in the prior year primarily due to the mill expansion. The grade was lower in the second quarter of the current year as lower grade areas were mined, consistent with the mine plan. Recovery was lower because of low residence time in the leaching circuit, due to insufficient volume of the existing leaching tanks. New leaching tanks are expected to be installed by the end of the third quarter. Gold equivalent ounces produced were lower primarily due to lower grades which more than offset the higher tonnes processed.

        Metal sales decreased by 15% during the second quarter of 2009 primarily due to a decline in gold equivalent ounces produced and sold compared with 2008, due to lower grades in 2009.

First six months of 2009 vs. First six months of 2008

        Tonnes of ore mined and processed were 19% higher than during the same period in 2008 primarily due to the mill expansion. The grade was lower in the first six months of the current year as lower grade areas were mined, consistent with the mine plan. Recovery was lower because of low residence time in the leaching circuit, due to insufficient volume of the existing leaching tanks. New leaching tanks are expected to be installed by the end of the third quarter. The impact of lower grades and recoveries more than offset the impact of higher throughput and resulted in 25% lower production for the first six months of 2009 compared with the same period in 2008.

        Metal sales decreased by 24% during the first six months of 2009 primarily due to a decline in gold equivalent ounces produced and sold compared with 2008.

La Coipa (100% ownership and operator) — Chile

	Three months ended June 30,					Six months ended June 30,
	2009	2008	Change	% Change		2009	2008	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	1,008	222	786	354%		1,874	365	1,509	413%
Tonnes processed (000's)	1,323	1,331	(8)	(1%	)	2,742	2,495	247	10%
Grade (grams/tonne):
Gold	1.12	0.95	0.17	18%		1.10	0.89	0.21	24%
Silver	55.15	52.20	2.95	6%		60.18	63.66	(3.48)	(5%	)
Recovery:
Gold	87.2%	77.1%	10.1%	13%		86.0%	78.9%	7.1%	9%
Silver	63.3%	66.3%	(3.0% )	(5%	)	63.4%	64.7%	(1.3% )	(2%	)
Gold equivalent ounces(a):
Produced	64,482	60,376	4,106	7%		130,722	121,269	9,453	8%
Sold	67,296	47,941	19,355	40%		123,558	128,595	(5,037)	(4%	)
Silver ounces:
Produced (000's)	1,538.1	1,528.7	9.4	1%		3,330.1	3,390.9	(60.8)	(2%	)
Sold (000's)	1,696.2	1,420.8	275.4	19%		3,111.8	3,932.5	(820.7)	(21%	)
Financial Data (in millions)
Metal sales	$62.5	$43.3	$19.2	44%		$113.9	$116.6	$(2.7)	(2%	)
Cost of sales(b)	26.4	19.2	7.2	38%		48.4	55.3	(6.9)	(12%	)
Accretion and reclamation expense	2.1	1.9	0.2	11%		4.2	3.9	0.3	8%
Depreciation, depletion and amortization	14.6	9.9	4.7	47%		31.6	21.9	9.7	44%

	19.4	12.3	7.1	58%		29.7	35.5	(5.8)	(16%	)
Exploration	1.4	1.1	0.3	27%		1.8	2.2	(0.4)	(18%	)
Other	0.1	0.2	(0.1)	(50%	)	0.2	0.7	(0.5)	(71%	)

Segment earnings	$17.9	$11.0	$6.9	63%		$27.7	$32.6	$(4.9)	(15%	)

(a)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2009 was 67.03:1, compared with 52.17:1 for the second quarter of 2008 and for the first six months of 2009 was 69.49:1, compared with 52.37:1 for the first six months of 2008.
(b)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.

Second quarter of 2009 vs. Second quarter of 2008

        Tonnes of ore mined in the second quarter of 2009 were higher than the second quarter of 2008 as mining in 2008 was impacted by a pit wall failure which blocked access to the Coipa Norte pit. The gold grade in 2009 was higher than the prior year quarter as stockpile ore, which was used to feed the mill in 2008 contained a lower grade. Gold equivalent ounces produced were higher than the same period in 2008 due to higher grades. Gold equivalent ounces sold were higher than the amount produced due to timing of shipments as a portion of production that was not sold at the end of the first quarter was recognized in sales during the second quarter of 2009.

        Metal sales increased by 44% and cost of sales increased by 38% during the second quarter of 2009, primarily as a result of higher gold equivalent ounces sold. Depreciation, depletion and amortization increased compared with the second quarter of 2008 due to higher ounces sold and as reserves decreased as at December 31, 2008, reducing the base upon which depreciation, depletion and amortization is calculated.

First six months of 2009 vs. First six months of 2008

        Tonnes of ore mined in the second quarter of 2009 were higher than the same period in the prior year as mining in 2008 was impacted by a pit wall failure in the Coipa Norte pit during January 2008. Replacement ore to feed the mill in 2008 was sourced from stockpile ore which contained lower gold grades. The tonnes of ore processed increased by 10% for the first six months of 2009 due to improved filter and mill performance and fewer tonnes of Purén ore processed, which has lower filtration rates. Additionally, in 2008 stockpile ore was processed to make up for the lower tonnage due to the pit wall failure. The gold grade was 24% higher as lower grade stockpile ore was processed in the first six months of 2008. The silver grade was 5% lower than the first six months of 2008 as ore from the Purén pit was processed in 2008, which contains a higher silver grade. Gold ounces produced increased by 8% due to higher throughput and higher gold grades.

        Metal sales were slightly lower than 2008 as a result of lower gold equivalent ounces sold. Cost of sales in 2009 was 12% lower than the same period in 2008 partially due to lower gold equivalent ounces sold. Additionally, the decline in cost of sales reflects the impact of a weaker Chilean peso in 2009 compared with the first six months of 2008. Depreciation, depletion and amortization increased compared with the same period of 2008 as reserves decreased, reducing the base upon which depreciation, depletion and amortization is calculated.

Maricunga (100% ownership and operator) — Chile

	Three months ended June 30,					Six months ended June 30,
	2009	2008	Change	% Change(c)		2009	2008	Change	% Change(c)
Operating Statistics(a)
Tonnes ore mined (000's)	3,826	3,553	273	8%		7,294	7,395	(101)	(1%	)
Tonnes processed (000's)	3,996	3,259	737	23%		7,660	7,162	498	7%
Grade (grams/tonne)	0.83	0.77	0.06	8%		0.85	0.74	0.11	15%
Gold equivalent ounces:
Produced	59,674	57,260	2,414	4%		116,439	118,639	(2,200)	(2%	)
Sold	58,704	48,806	9,898	20%		116,927	110,606	6,321	6%
Financial Data (in millions)
Metal sales	$53.3	$43.6	$9.7	22%		$104.9	$101.2	$3.7	4%
Cost of sales(b)	30.3	26.6	3.7	14%		61.8	60.7	1.1	2%
Accretion and reclamation expense	0.1	0.3	(0.2)	(67%	)	0.3	0.3	—	—%
Depreciation, depletion and amortization	4.6	3.9	0.7	18%		9.1	7.8	1.3	17%

	18.3	12.8	5.5	43%		33.7	32.4	1.3	4%
Exploration	—	0.1	(0.1)	(100%	)	0.2	0.1	0.1	100%
Other	0.2	—	0.2	nm		0.2	—	0.2	nm

Segment earnings	$18.1	$12.7	$5.4	43%		$33.3	$32.3	$1.0	3%

(a)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.
(b)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.
(c)
"nm" means not meaningful.

Second quarter of 2009 vs. Second quarter of 2008

        Tonnes of ore mined and processed were 8% and 23% higher in the quarter, due to an increase in performance of the primary crusher throughput. Additionally, tonnes of ore processed were higher, reflecting optimization initiatives implemented during the quarter. The grade in the second quarter was higher due to mine sequencing. Gold equivalent ounces produced were higher due to higher tonnes processed and higher grades. Gold equivalent ounces sold were higher than the second quarter in 2008, as in 2008 a shipment was delayed by poor weather and was sold in the third quarter.

        Metal sales for the second quarter of 2009 increased compared with 2008 primarily due to higher sales volumes, which accounted for approximately $8.8 million of the increase in the quarter. Cost of sales were higher due to higher sales volumes, higher labour costs and increased plant maintenance costs. The impact was reduced somewhat by a weaker Chilean peso relative to the U.S. dollar.

First six months of 2009 vs. First six months of 2008

        Tonnes of ore processed were higher by 7% for the first six months due to improved plant availability and reflects the impact of the optimization initiatives implemented earlier in the year. The gold grade increased to 0.85 grams per tonne compared with 0.74 grams per tonne in 2008 due to mine sequencing. Gold equivalent ounces sold were higher than the second quarter in 2008, as in 2008 a shipment was delayed by poor weather and was sold in the third quarter.

        Metal sales for the first six months of the year were slightly higher primarily due to higher gold equivalent ounces sold, which increased metal sales by 4%. Cost of sales for the first six months were largely in-line with the same period in the prior year due to higher sales volumes, offset by the weakening of the Chilean peso relative to the U.S. dollar.

        Pit development at the new Pancho pit continues, and development will continue throughout 2009. Pancho is expected to provide approximately one-quarter of the total feed to the Maricunga mill in 2009, which will gradually increase to 100% by 2012.

Julietta (—%) — Russian Federation

        On August 16, 2008, the Company disposed of this operation.

        Gold equivalent ounces produced in the second quarter and first six months of 2008 were 16,082 and 32,730, respectively. Gold equivalent ounces sold in the second quarter and first six months of 2008 were 16,909 and 32,735, respectively. During the second quarter of 2008, metal sales were $15.3 million and cost of sales was $12.7 million. During the first six months of 2008, metal sales were $30.4 million and cost of sales was $24.4 million.

Exploration and business development

	Three months ended June 30,				Six months ended June 30,
(in millions)	2009	2008	Change	% Change	2009	2008	Change	% Change
Exploration and business development	$15.7	$12.5	$3.2	26%	$26.7	$24.4	$2.3	9%

        In the second quarter of 2009, exploration and business development expenses were $15.7 million, compared with $12.5 million for the same period in 2008. Of the total exploration and business development expense, expenditures on exploration totaled $11.6 million for the quarter. Capitalized exploration expenses for the second quarter of 2009 totaled $2.9 million. Kinross was active on more than 31 mine site and greenfield projects in the second quarter with a total of 41,659 metres drilled (28,303 metres expensed and 13,356 metres capitalized).

        In the first six months of 2009, exploration and business development expenses were $26.7 million, compared with $24.4 million for the same period in 2008. Of the total exploration and business development expense, expenditures on exploration totaled $19.2 million for the year. Capitalized exploration expenses for the first six months of 2009 totaled $3.1 million. Kinross was active on more than 33 mine site and greenfield projects in the first quarter with a total of 54,839 metres drilled (40,838 metres expensed and 14,001 metres capitalized).

General and administrative

	Three months ended June 30,				Six months ended June 30,
(in millions)	2009	2008	Change	% Change	2009	2008	Change	% Change
General and administrative	$26.5	$24.2	$2.3	10%	$51.2	$47.4	$3.8	8%

        General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation and Chile.

        Costs for the second quarter and for the first six months were higher in 2009 compared with the same periods in the prior year. The increase was primarily a result of higher personnel costs, including additional hires and information technology costs, which were incurred as a result of the growth in the Company. General and administrative costs were also partially offset by the weakening of the Canadian dollar relative to the U.S. dollar for both the second quarter and for the first six months of 2009 compared with the same periods in 2008.

Other income (expense) — net

	Three months ended June 30,					Six months ended June 30,
(in millions)	2009	2008	Change	% Change		2009	2008	Change	% Change
Gain (loss) on sale of assets and investments — net	$0.2	$(1.4)	$1.6	114%		$0.7	$10.5	$(9.8)	(93%	)
Interest income and other	0.6	6.2	(5.6)	(90%	)	2.3	14.2	(11.9)	(84%	)
Interest expense	(16.0)	(9.2)	(6.8)	(74%	)	(32.7)	(14.2)	(18.5)	(130%	)
Foreign exchange losses	(57.5)	(12.5)	(45.0)	(360%	)	(51.9)	(29.9)	(22.0)	(74%	)
Non-hedge derivative gains (losses)	(3.2)	(9.6)	6.4	67%		1.5	12.8	(11.3)	(88%	)
Working Interest in Diavik Diamond mine	(2.9)	—	(2.9)	nm		(2.9)	—	(2.9)	nm

	$(78.8)	$(26.5)	$(52.3)	(197%	)	$(83.0)	$(6.6)	$(76.4)	(1,158%	)

        The discussion below details the changes in Other income (expense) for the second quarter and first six months of 2009 compared with the same periods in 2008.

Gain (loss) on sale of assets and investments — net

        In the first six months of 2008, a gain of $11.5 million was recognized on the disposition of Kubaka.

Interest income and other

        Interest and other income decreased by $5.6 million in the second quarter of 2009 and $11.9 million for the first six months, primarily due to lower interest rates. Additionally, the nature of the Company's investments has changed in 2009 and the Company has focussed on investing in treasury bills which earn a lower interest rate than the investments in 2008.

Interest expense

        Interest expense increased by $6.8 million during the second quarter and $18.5 million for the first six months compared with the same periods in the prior year. Impacting interest expense was the interest on a tax charge of $1.9 million and $5.1 million, for the second quarter and for the six months of 2009, respectively, as a result of assessments received from the Brazilian tax authorities, some of which related to disallowing credits taken by a subsidiary of Kinross prior to Kinross acquiring 100% of the subsidiary. Additionally, with the start-up of Kupol, Kettle River-Buckhorn and the Paracatu expansion, Kinross ceased capitalizing interest expense to these projects. Capitalized interest for the quarter was $1.9 million and $3.6 million for the first six months of 2009 compared with $5.3 million and $15.8 million of capitalized interest for the same periods in the prior year.

Foreign exchange losses

        For the second quarter of 2009, foreign exchange losses were $57.5 million which relates to the translation of net monetary liabilities denominated in foreign currencies to the U.S. dollar. During the second quarter of 2009, the Brazilian real, Russian rouble, Canadian dollar and Chilean peso strengthened compared with the U.S. dollar by 16%, 8%, 8% and 9%, respectively, which resulted in a loss. For the second quarter of 2008, foreign exchange losses were $12.5 million. For the second quarter of 2008, the Brazilian real, Russian rouble and Canadian dollar strengthened compared with the U.S. dollar by 9%, 0.1% and 0.9%, respectively, whereas the Chilean peso weakened by 21%. The foreign exchange losses in the second quarter of 2009 were higher than the second quarter of 2008 due to the relatively higher strengthening of the currencies in 2009.

        For the first six months of 2009, foreign exchange losses were $51.9 million which relates to the translation of net monetary liabilities denominated in foreign currencies to the U.S. dollar. During the first six months of 2009, the Brazilian real, Canadian dollar and Chilean peso strengthened compared with the U.S. dollar by 16%, 5% and 17%, respectively, whereas the Russian rouble weakened by 2% which resulted in a net loss. For the six months of 2008, foreign exchange losses were $29.9 million. For the six months of 2008, the Brazilian real and Russian rouble strengthened compared with the U.S. dollar by 10% and 5%, respectively, whereas the Canadian dollar and Chilean peso weakened by 3% and 5%, respectively. The foreign exchange losses in the first six months of 2009 were higher than the same period of 2008 due to the relatively higher net strengthening of the currencies in 2009.

Non-hedge derivative gains (losses)

        Non-hedge derivative losses decreased by $6.4 million compared with the second quarter of 2008. Non-hedge derivative losses primarily related to derivative contracts which were acquired through the acquisition of Bema in 2007. As part of that acquisition, Kinross acquired derivative contracts which hedged the Company against adverse price changes in gold, silver, and changes in U.S. interest rates.

        For the first six months of 2009, non-hedge derivative gains decreased to $1.5 million compared with $12.8 million in the same period of 2008. The decline in the gains primarily related to a change in the fair value of the derivatives acquired through the acquisition of Bema in 2007 noted above. In 2008, the change in forward metal prices on our derivatives had a greater impact than the change in forward metal prices in 2009.

Income and mining taxes expense — net

        Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, Ecuador and the Russian Federation. For the second quarter the Company recorded a tax provision of $21.6 million on earnings before taxes and other items of $75.7 million compared with a tax provision of $21.3 million on earnings before taxes and other items of $48.3 million in 2008. For the first six months of 2009 a tax provision of $54.7 million on earnings before taxes and other items of $212.1 million was recorded versus $46.2 million on earnings before taxes and other items of $150.0 million for the same period in the prior year.

        The Company's effective tax rate for the second quarter and for the first six months of 2009 was lower than the comparable periods in 2008, largely due a change in income mix, whereby proportionately more income was earned in jurisdictions with lower income tax rates.

        Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

6.     Liquidity and Capital Resources

        The following table summarizes Kinross' cash flow activity:

	Three months ended June 30,					Six months ended June 30,
(in millions)	2009	2008	Change	% Change(a)		2009	2008	Change	% Change(a)
Cash flow:
Provided from (used in) operating activities	$171.8	$(39.7)	$211.5	533%		$337.2	$36.6	$300.6	821%
Used in investing activities	(45.7)	(268.7)	223.0	83%		(480.9)	(614.8)	133.9	22%
Provided from (used in) financing acitvities	(74.4)	52.4	(126.8)	(242%	)	292.4	505.6	(213.2)	(42%	)
Effect of exchange rate changes on cash	7.5	1.6	5.9	369%		6.3	(0.2)	6.5	nm

Increase (decrease) in cash and cash equivalents	59.2	(254.4)	313.6	123%		155.0	(72.8)	227.8	313%
Cash and cash equivalents, beginning of period	586.4	732.9	(146.5)	(20%	)	490.6	551.3	(60.7)	(11%	)
Asset held for sale	—	(5.1)	5.1	nm		—	(5.1)	5.1	nm

Cash and cash equivalents, end of period	$645.6	$473.4	$172.2	36%		$645.6	$473.4	$172.2	36%
Short-term investments	105.7	241.3	$(135.6)	(56%	)	105.7	241.3	$(135.6)	(56%	)

	$751.3	$714.7	$36.6	5%		$751.3	$714.7	$36.6	5%

(a)
"nm" means not meaningful.

        Cash and cash equivalent balances increased by $59.2 million during the second quarter of 2009 compared with a decrease of $254.4 million in the second quarter of 2008. For the first six months of 2009, cash increased by $155.0 million compared with a decrease in cash and cash equivalent balances of $72.8 million for the first six months of 2008. Below are detailed discussions related to these cash flows.

Operating Activities

Second quarter of 2009 vs. Second quarter of 2008

        During 2009, operating activities provided cash of $171.8 million compared with cash used in operating activities of $39.7 million in the second quarter of 2008. The higher cash flows were largely the result of higher gold equivalent ounces sold and a decrease in the change in operating assets and liabilities in 2009 compared with 2008. For the second quarter of 2009, the change in inventories was lower by $59.4 million, as in 2008, supplies inventory was increased at Kupol in preparation for commercial production and at Paracatu to prepare for the commissioning of the expansion. Additionally, finished goods inventory in 2008 was higher at Kupol, as production during the quarter was not sold until the third quarter, and at La Coipa, as a shipment that was produced at the end of June was not sold until July. The increase in the change in accounts payable was $56.6 million higher in 2008 largely due to a tax payment at La Coipa in the second quarter of 2008. These increases were offset by an increase in other assets primarily related to a pre-payment of fuel at Kupol.

First six months of 2009 vs. First six months of 2008

        During the first six months of 2009 cash provided from operating activities was $300.6 million higher than the first six months of 2008. The higher cash flows were largely the result of higher gold equivalent ounces sold and a decrease in the change in operating assets and liabilities in 2009 compared with 2008. The change in inventories was lower for the first six months of 2009 by $29.6 million largely due to an increase in supplies inventory at Kupol and the Paracatu expansion, as these development projects ramped up and due to timing of shipments, as a shipment that was produced at La Coipa at the end of June 2008 was sold during the third quarter. The decrease in the change in accounts payable and other liabilities was lower by $50.6 million largely due to a tax payment that was made at La Coipa during 2008.

Investing Activities

Second quarter of 2009 vs. Second quarter of 2008

        Net cash used in investing activities during the second quarter of 2009 was $223.0 million lower than the second quarter of 2008 largely due to lower capital expenditures at Paracatu because in 2008 the expansion project was in development, and at Kupol, as the mine was in development during the first part of the second quarter of 2008. Additionally, short-term investments were reduced in the amount of $54.4 million during the quarter compared with an investment of $84.7 million for the second quarter in 2008. Cash provided from investing activities was also $27.9 million higher than the second quarter of 2008 as restricted cash was reduced by $28.4 million in 2009 compared with $0.5 million in 2008.

First six months of 2009 vs. First six months of 2008

        Cash used in investing activities was $133.9 million lower than the first six months of 2008 due to lower capital expenditures, as in 2008 cash was invested to develop Kupol and the Paracatu expansion and $125.6 million more was invested in short-term investments in 2008 compared with 2009. This was offset to some extent by the acquisition of the remaining interest Lobo-Marte of $41.4 million and the investment in Harry Winston and the indirect interest in the Diavik Diamond Mine for a gross amount of $174.2 million.

        The following table provides a breakdown of capital expenditures:

	Three months ended June 30,					Six months ended June 30,
(in millions)	2009	2008	Change	% Change(a)		2009	2008	Change	% Change(a)
Operating segments
Fort Knox	$41.9	$38.6	$3.3	9%		$65.2	$55.4	$9.8	18%
Round Mountain	9.0	9.7	(0.7)	(7%	)	17.6	17.9	(0.3)	(2%	)
Kettle River-Buckhorn	8.2	10.1	(1.9)	(19%	)	15.9	17.9	(2.0)	(11%	)
Kupol	10.0	33.9	(23.9)	(71%	)	16.5	72.8	(56.3)	(77%	)
Paracatu	24.8	72.4	(47.6)	(66%	)	35.1	175.7	(140.6)	(80%	)
Crixás	6.3	4.0	2.3	58%		12.9	7.5	5.4	72%
La Coipa	3.6	4.8	(1.2)	(25%	)	7.6	8.6	(1.0)	(12%	)
Maricunga	13.9	8.7	5.2	60%		20.9	14.1	6.8	48%
Julietta(b)	—	0.9	(0.9)	(100%	)	—	1.9	(1.9)	(100%	)
Non-operating segments
Fruta del Norte	0.3	—	0.3	nm		0.6	—	0.6	nm
Cerro Casale	5.0	1.1	3.9	355%		8.6	1.1	7.5	682%
Corporate and other	1.9	0.3	1.6	533%		2.3	2.1	0.2	10%

Total	$124.9	$184.5	$(59.6)	(32%	)	$203.2	$375.0	$(171.8)	(46%	)

(a)
"nm" means not meaningful.
(b)
Julietta was sold in August 2008.

Financing Activities

Second quarter of 2009 vs. Second quarter of 2008

        For the second quarter of 2009, cash used for financing activities was $74.4 million compared with net proceeds of $52.4 million in the second quarter of 2008. The reason for the variance from the second quarter of 2008 was largely due to repayments of debt that were $38.3 million higher in 2009. Additionally, in the second quarter of 2008, the Company received $88.3 million from the proceeds related to a drawdown of debt compared with $0.2 million in the second quarter of 2009.

First six months of 2009 vs. First six months of 2008

        Cash provided from financing activities for the first six months of 2009 was $292.4 million, lower by $213.2 million compared with the same period in 2008. The variance was largely due to the issuance of debt in 2008 of $567.8 million, compared with a net repayment of debt in 2009 of $80.3 million. This was partially offset by the net proceeds received from the common share equity offering earlier in 2009 of $396.4 million.

Balance Sheets

	As at:
(in millions)	June 30, 2009	December 31, 2008
Cash and cash equivalents and short-term investments	$751.3	$525.1
Current assets	$1,438.8	$1,124.9
Total assets	$8,001.6	$7,387.5
Current liabilities	$486.7	$551.5
Total long-term financial liabilities	$1,349.6	$1,370.4
Total debt, including current portion(a)	$853.8	$950.9
Total liabilities(b)	$2,570.2	$2,610.6
Shareholders' equity	$5,431.4	$4,776.9
Statistics
Working capital	$952.1	$573.4
Working capital ratio(c)	2.96:1	2.04:1

(a)
Includes long-term debt.
(b)
Includes preferred shares and non-controlling interest.
(c)
Current assets divided by current liabilities.

        On August 12, 2009, the Board of Directors declared a dividend of U.S.$0.05 per common share, payable on September 30, 2009 to shareholders of record at the close of business on September 23, 2009.

        A cash dividend of U.S.$0.04 per common share was declared on February 18, 2009. A cash dividend of U.S.$0.04 per common share was declared on February 21, 2008.

        Cash and short-term investments increased by $226.2 million during 2009 largely due to higher gold equivalent ounces sold. Current assets increased to $1,438.8 million, largely due to the increase in cash and short-term investments, an increase in supplies inventory at Paracatu needed to handle higher production rates from the expansion, and a fuel pre-payment at Kupol. In addition, total assets increased to $8,001.6 million, largely as a result of the acquisition of the remaining interest in Lobo-Marte, and the investments in Harry Winston and the Working Interest in the Diavik Diamond Mine. Total debt was reduced to $853.8 million.

        As of August 12, 2009, there were 694.9 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 8.1 million share purchase options outstanding under its share option plan and 31.0 million common share purchase warrants outstanding (convertible to 24.7 million Kinross shares).

Credit Facilities and Financing

Credit facilities

        At June 30, 2009, the Company had in place a revolving credit facility of $300.0 million and a $113.6 million term loan. The revolving credit facility supports the Company's liquidity and letters of credit requirements. In July 2007, the term was extended to August 2010. The Company has drawn $145.0 million against the revolving credit facility as at June 30, 2009 compared with $146.0 million as at December 31, 2008. $113.6 million was drawn against the term loan compared with $131.8 million at the end of 2008. In addition to these facilities, Chukotka Mining and Geological Company has a project finance loan acquired as part of the Bema acquisition. As at June 30, 2009, $301.3 million was drawn against this facility compared with $379.8 million at December 31, 2008. The following table outlines the credit facility utilization.

	As at
(in millions)	June 30, 2009	December 31, 2008
Letters of credit drawn against revolving credit facility	$(145.0)	$(146.0)
Draw against Paracatu term loan	(113.6)	(131.8)
Draw against Kupol project loan	(301.3)	(379.8)

Borrowings	$(559.9)	$(657.6)

Available under revolving credit facility	155.0	154.0
Available under Paracatu term loan	—	—
Available under Kupol project loan	—	—

Available credit	$155.0	$154.0

        Significant financial covenants contained in the credit facility include a minimum tangible net worth of $700.0 million, an interest coverage ratio of 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum Proven and Probable Reserves of 6.0 million gold equivalent ounces. The financial convenants are based on the amounts recorded by the Company, less amounts recorded in EastWest Gold Corporation, a subsidiary of the Company. The Company was in compliance with all covenants as at June 30, 2009.

        On March 20, 2009, 8.5 million Kinross share purchase warrants were converted into 3.8 million Kinross shares at a price of $6.61 plus CAD$0.01 per warrant. As a result, the balance outstanding on the IFC loan of $25 million was assigned to EastWest Gold Corporation, a subsidiary of Kinross and as a result is eliminated from Kinross' consolidated financial results.

        Total debt of $853.8 million at June 30, 2009 primarily consists of $394.2 million for the debt component of the convertible debentures, $112.4 million for the Corporate term loan, $301.3 million for the Kupol project loan, and $45.9 million in capital leases and other debt. $147.1 million of this debt is current at June 30, 2009.

Equity financing

        On February 5, 2009, the Company completed an offering of common shares at a price of $17.25 per common share. The offering resulted in a total of 24,035,000 common shares being issued for gross proceeds of $414.6 million. The Company intends to use the net proceeds of approximately $396.4 million from the offering to enhance its capital position following the funding of recent acquisitions and for general corporate purposes.

Liquidity outlook

        In 2009, the Company expects to repay $112.5 million related to the Kupol project loan, $36.4 million for the Corporate term loan and $17.3 million in capital lease payments.

        Under the terms of the Kupol Project Loan there are two significant milestones that the project must meet in order for the loan to become a non-recourse loan; Mechanical Completion, and Economic Completion. Mechanical Completion was achieved on September 30, 2008, and that involved demonstrating that the project was properly constructed. Economic Completion testing began on October 1, 2008, and ran until June 30, 2009. The main tests under economic completion involve demonstrating that the mining of the ore body is occurring at an acceptable rate, that the mill is able to process ore at an acceptable rate, that the cost of mining and milling are within acceptable ranges, and that gold and silver that is produced is being sold successfully.

        Once we achieve economic completion, we will be released from a guarantee that EastWest Gold (formerly known as Bema Gold) has given the project lenders and we will get back a $25 million letter of credit which will increase the amount of credit available under our revolving credit facility. We have asked the lenders to allow us to complete a special "cash sweep" when we achieve economic completion. This will require us to prepay a portion of the principal outstanding on the loan (expected to be approximately $88 million), as well as allowing us to repay intercompany loans ($70 million) and will allow us to declare and pay a dividend (total dividend payment $100 million, Kinross' share $75 million).

        Our capital resources include existing cash balances and short-term investments of $751.3 million, available credit of $155.0 million, and operating cash flows. We believe these capital resources are sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), debt repayments noted above and reclamation and remediation obligations of approximately $10 million in 2009. Prior to investment in capital projects, consideration is given to the cost and availability of various sources of capital resources.

        The Company continually evaluates its capital resources based on its long-term strategic business plan. Alternative sources of capital that could be used to support the long-term growth strategy include issuing new equity, drawing on existing credit facilities, issuing new debt, entering into long-term leases and by selling or acquiring assets.

Contractual obligations and commitments

        The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy. The Company also assumed gold and silver derivative financial instruments as required under the terms of the Kupol project financing and other contracts that were acquired with the acquisition of Bema.

        The following table provides a summary of derivative contracts outstanding at June 30, 2009:

	2009	2010	2011	2012	Total
Metals
Gold forward sell contracts (ounces)	104,040	219,000	319,660	74,075	716,775
Average price	646.49	642.30	621.24	674.44	636.84

Gold forward buy contracts (ounces)	104,040	—	—	—	104,040
Average price	792.69	—	—	—	792.69

Silver forward sell contracts (ounces 000's)	1,800	3,600	3,600	—	9,000
Average price	10.71	10.71	10.71	—	10.71

Silver forward buy contracts (ounces 000's)	1,800	—	—	—	1,800
Average price	10.53	—	—	—	10.53

Foreign currency
Brazil reias forward buy contracts (in millions of U.S. dollars)	79.8	60.0	—	—	139.8
Average price	1.88	2.50	—	—	2.14

Chilean pesos forward buy contracts (in millions of U.S. dollars)	35.5	24.0	—	—	59.5
Average price	531.00	699.16	—	—	598.83

Russian roubles forward buy contracts (in millions of U.S. dollars)	16.2	24.0	—	—	40.2
Average price	25.15	34.82	—	—	30.92

Canadian dollar forward buy contracts (in millions of U.S. dollars)	18.8	—	—	—	18.8
Average price	1.25	—	—	—	1.25

Energy
Oil forward buy contracts (barrels)	97,500	—	—	—	97,500
Average price	98.36	—	—	—	98.36

        Acquired with the acquisition of Bema is an interest rate swap whereby the Company will pay a fixed rate of 4.4975% and receive a floating interest rate on a principal amount that varies from $4.2 million to $140.0 million, and an interest rate cap and floor whereby the Company will pay a maximum rate of 6.37% and a minimum of 4.75% on a principal amount that varies from $3.7 million to $70.0 million.

        During the first quarter of 2008, the Company entered into an interest rate swap in order to fix the interest rates on 50% of the term loan for Paracatu. Under the contract, Rio Paracatu Mineração ("RPM"), a wholly-owned subsidiary of the Company, will pay a rate of 3.83% and receive LIBOR plus 1%.

Fair value of derivative instruments

	As at
(in millions)	June 30, 2009	December 31, 2008
Asset (liability)
Interest rate swap	$(9.6)	$(12.0)
Foreign currency forward contracts	13.0	(64.3)
Gold contract related to Julietta sale	3.0	1.3
Gold and silver forward contracts	(210.0)	(176.8)
Energy forward contract	(2.6)	(10.8)
Total return swap	0.3	1.0

	$(205.9)	$(261.6)

Other legal matters

        The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

7.     Summary of Quarterly Information

	2009		2008				2007
(in millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Metal sales	$598.1	$532.7	$484.4	$503.7	$298.7	$330.2	$281.4	$275.8
Net earnings	$19.3	$76.5	$(968.8)	$64.7	$26.0	$70.9	$173.1	$39.4
Basic earnings (loss) per share	$0.03	$0.11	$(1.47)	$0.10	$0.04	$0.12	$0.29	$0.07
Diluted earnings (loss) per share	$0.03	$0.11	$(1.47)	$0.10	$0.04	$0.11	$0.28	$0.07
Cash flow provided from (used in) operating activities	$171.8	$165.4	$201.0	$206.0	$(39.7)	$76.3	$72.8	$83.7

        The Company's results over the past several quarters have been largely driven by increases in the gold equivalent ounces produced. Additionally, fluctuations in the gold and silver price and foreign exchange rates have impacted results. In the fourth quarter of 2008, the Company recorded a goodwill impairment charge of $994.1 million which impacted net earnings.

8.     Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

        Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

        As of the end of the period covered by this MD&A and accompanying unaudited financial statements, Kinross' management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that Kinross' disclosure controls and procedures and internal controls over financial reporting, provide reasonable assurance that they were effective. During the first quarter of 2009, Kupol converted to the ERP system utilized at the Company's other sites to enhance consistency of systems across the Company. Management employed appropriate procedures to ensure internal controls were in place during and after the conversion. During the second quarter of 2009, the Company commenced the parallel testing phase of a new consolidation accounting system. The Company intends to have the system implemented by the end of 2009.

9.     International Financial Reporting Standards

        Kinross plans to report under International Financial Reporting Standards ("IFRS") as of January 1, 2011. Adoption of IFRS as Canadian GAAP could materially affect our reported financial position and results of operations. During the second quarter of 2009, the Company, with the assistance of its third party advisor, continued with the design phase of its changeover plan. During this period, specific project milestones achieved include: the completion of IFRS implementation site visits; the continued drafting of detailed analyses of the differences between Kinross accounting policies and IFRS to provide a basis for accounting policy recommendations; the establishment of an IFRS Accounting Policy Committee; the commencement of IFRS Accounting Policy Committee meetings to determine IFRS accounting policy recommendations; and the continuation of an IT systems IFRS impact assessment. Over the next two quarters we will refine our transition plan, consult with our operating units and assess the impact on our internal controls over financial reporting, disclosure controls and information systems. Our goal is to make policy changes that are compliant but also provide the most meaningful information to our shareholders.

10.  Critical Accounting Policies, Estimates and Accounting changes

        The preparation of the Company's consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. There is a full discussion and description of the Company's critical accounting policies in the 2008 Annual MD&A.

        For a discussion of recent accounting pronouncements and accounting changes please refer to Note 2 of the accompanying interim unaudited consolidated financial statements for the period ended June 30, 2009.

11.  Risk Analysis

        The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors are related to the mining industry in general while others are specific to Kinross. For additional discussion of risk factors please refer to the Company's Annual Information Form for the year ended December 31, 2008, the Annual MD&A for the year ended December 31, 2008 and the Interim MD&A for the quarter ended March 31, 2009, each of which is available on the Company's web site www.kinross.com and on www.sedar.com or is available upon request from the Company. The following is an update to the risks from March 31, 2009.

Risks Specific to Operating in Ecuador

        Kinross may be negatively affected by political uncertainty and economic instability, or by unanticipated legislative, regulatory or public policy initiatives, in Ecuador in the future.

        On January 29, 2009, Ecuador's new mining law took effect. However, the regulations pursuant to the new law, and the form of exploitation contract to which private mining companies will be subject, have yet to be finalized.

        There are risks that, should they materialize, could create a situation hostile to the Company or which could undermine the ability of mining companies to operate successfully in the country. These risks include, but are not limited to, the possibility that: (1) the mining law is amended or administered in a manner which renders the development of the FDN deposit, or large-scale mining in general, uneconomic; (2) the Company is unsuccessful in entering into an "exploitation contract" with the government, as required under the mining law; (3) the regulations to be promulgated pursuant to the passage of the mining law, and/or related permitting requirements, make it difficult or impossible to proceed with the development of the FDN deposit on an economic basis; (4) a deterioration in Ecuador's economy and public finances, or other unforeseen matters, causes the government to introduce fiscal measures which make it difficult or impossible for the Company to raise or justify the investment of capital necessary to successfully develop the FDN deposit; (5) the government decides to replace the dollar as the official currency of Ecuador with an alternative or secondary currency and introduces an exchange system and capital controls that make it difficult for international companies to operate in Ecuador and (6) legal challenges, such as the March 2009 constitutional challenge to the mining law initiated by CONAIE (the Confederacion de Nacionalidades Indigenas Del Ecuador), result in court rulings that find the mining law to be unconstitutional or that require substantive amendments to the mining law that are adverse to the future development of the mining industry. If the Ecuadorian government defaults on additional foreign debt obligations, this could have negative implications for the country's economy and investment climate, although Kinross does not anticipate it will impact the implementation and application of the new mining law.

Title to Properties

        The validity of mining claims which constitute most of Kinross' property holdings may, in certain cases, be uncertain and is subject to being contested. Kinross' titles, particularly title to undeveloped properties, may be defective.

        Certain of Kinross' United States mineral rights consist of unpatented mining claims. Unpatented mining claims are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain and is always subject to challenges of third parties or contests by the United States government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of United States federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims. The General Mining Law of the United States includes provisions for obtaining a patent, which is essentially equivalent to fee title, for an unpatented mining claim upon compliance with certain statutory requirements (including the discovery of a valuable mineral deposit). However, a Congressional moratorium against the filing of new applications for a mineral patent is currently in effect and is expected to remain in effect.

        Certain of Kinross' properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. For example, in Brazil, there is legislation requiring the government to grant title to the Quilombola people who either still occupy their traditional lands or who are found, through a process administered by the Instituto Nacional de Colonizacao e Reforma Agraria (INCRA), to have rights to certain lands. INCRA reports have been issued delineating property rights of three Quilombola communities proximate to the Paracatu expansion project. However, none of the Quilombola communities have lived on or have rights to the new Eustaquio tailings dam area. The Company is continuing negotiations with local stakeholders including representatives of the three Quilombolas communities identified in the INCRA reports (Amaros, São Domingos and Machadinho) and the federal land management agency to acquire all necessary ownership rights to lands required to build and operate the Eustaquio tailings facility. The Company expects that the negotiations will result in an agreement to acquire the necessary ownership rights to build and operate the facility. However, there remains a risk that such agreement is not concluded on a timely basis which may adversely impact on the Company's plan to construct a new tailings dam in the desired location under its current timetable.

        In addition, the Company requires an installation permit (LI) issued by the State Environmental Protection Agency of the State of Minas Gerais (SUPRAM) to commence construction of the new Eustaquio tailings dam. Although the Company believes its permit application to be in full compliance with Brazilian law, supported by local state authorities and expects the LI to be granted, SUPRAM was enjoined from proceeding with its hearing to consider the Company's LI application as a result of injunctions obtained by state and federal public attorneys from the state and federal courts, respectively. The Company was successful in appealing these injunctions and having them set aside. SUPRAM began consideration of the LI application at its July 17, 2009 meeting and is expected to resume consideration of the application at its next meeting.

        As discussed in the Company's first quarter earnings report, the Company developed and evaluated alternative plans to address the possibility that the Company is unable to conclude an agreement with the Quilombolas or does not obtain the LI on a timely basis. Alternatives considered by the Company included expanding the existing San Antonio dam under the existing permits and an alternative dam location. Kinross is pursuing the alternative of expanding the existing San Antonio dam under existing permits in order to ensure that the expanded Paracatu operation has both adequate water resources and containment capacity for tailings until the new Eustaquio dam and tailings facility is completed in 2011. Work has commenced on the San Antonio dam expansion, known as the Lift 20 project, which is expected to be completed in the fourth quarter of 2010.

Cautionary Statement on Forward-Looking Information

        All statements, other than statements of historical fact, contained or incorporated by reference in this Management's Discussion and Analysis ("MD&A") including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbour" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might", or "will be taken", "occur" or "be achieved" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form, or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of the new tailings facility) being consistent with our current expectations; (3) development of the Phase 7 pit expansion and the heap leach project at Fort Knox continuing on a basis consistent with Kinross' current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross' current expectations; (5) political developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the implementation of Ecuador's new mining law and related regulations and policies being consistent with Kinross' current expectations; (6) the new feasibility study to be prepared by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, and permitting, being consistent with the Company's current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts meeting expectations; (12) the accuracy of our current mineral reserve and mineral resource estimates; and (13) labour and materials costs increasing on a basis consistent with Kinross' current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, or other countries in which we do business or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key sensitivities

        Approximately 55%-60% of the Company's costs are denominated in U.S. dollars. A 10% change in foreign exchange could result in an approximate $5 impact in cost of sales per ounce.

        A $10 change in the price of oil could result in an approximate $2 impact on cost of sales per ounce.

        The impact on royalties of a $100 change in the gold price could result in an approximate $5 impact on cost of sales per ounce.

Other information

        Where we say "we", "us", "our", the "Company", or "Kinross" in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

        The technical information about the Company's material mineral properties contained in this MD&A has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101.

KINROSS GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited expressed in millions of United States dollars, except share amounts)

		As at
		June 30, 2009	December 31, 2008
Assets
Current assets
Cash, cash equivalents and short-term investments	Note 4	$751.3	$525.1
Restricted cash		2.2	12.4
Accounts receivable and other assets		169.0	126.5
Inventories	Note 4	478.8	437.1
Unrealized fair value of derivative assets	Note 6	37.5	23.8

		1,438.8	1,124.9
Property, plant and equipment	Note 4	5,028.4	4,748.0
Goodwill	Note 4	1,181.9	1,181.9
Long-term investments	Note 4	227.6	185.9
Future income and mining taxes		7.4	33.9
Unrealized fair value of derivative assets	Note 6	11.7	8.7
Deferred charges and other long-term assets	Note 4	105.8	104.2

		$8,001.6	$7,387.5

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$255.2	$246.3
Current portion of long-term debt	Note 7	147.1	167.1
Current portion of reclamation and remediation obligations	Note 8	9.2	10.0
Current portion of unrealized fair value of derivative liabilities	Note 6	75.2	128.1

		486.7	551.5
Long-term debt	Note 7	706.7	783.8
Other long-term liabilities	Note 4	642.9	586.6
Future income and mining taxes		622.7	622.3

		2,459.0	2,544.2

Non-controlling interest		111.2	56.3

Convertible preferred shares of subsidiary company	Note 9	—	10.1

Common shareholders' equity
Common share capital and common share purchase warrants	Note 10	6,427.7	5,873.0
Contributed surplus		164.6	168.5
Accumulated deficit		(1,017.5)	(1,100.2)
Accumulated other comprehensive loss	Note 5	(143.4)	(164.4)

		5,431.4	4,776.9

Contingencies	Note 14
Subsequent event	Note 15

		$8,001.6	$7,387.5

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		694,851,361	659,438,293

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited (expressed in millions of United States dollars, except per share and share amounts)

		Three months ended June 30,		Six months ended June 30,
		2009	2008	2009	2008
Revenue
Metal sales		$598.1	$298.7	$1,130.8	$628.9
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)		270.0	154.2	504.5	322.5
Accretion and reclamation expense		4.6	4.4	9.2	8.6
Depreciation, depletion and amortization		117.0	37.5	228.2	75.3

		206.5	102.6	388.9	222.5
Other operating costs		9.8	(8.9)	15.9	(5.9)
Exploration and business development		15.7	12.5	26.7	24.4
General and administrative		26.5	24.2	51.2	47.4

Operating earnings		154.5	74.8	295.1	156.6
Other expense — net	Note 4	(78.8)	(26.5)	(83.0)	(6.6)

Earnings before taxes and other items		75.7	48.3	212.1	150.0
Income and mining taxes expense — net		(21.6)	(21.3)	(54.7)	(46.2)
Equity in losses of associated companies	Note 4	(6.0)	(1.5)	(6.7)	(7.2)
Non-controlling interest		(28.8)	0.7	(54.9)	0.7
Dividends on convertible preferred shares of subsidiary		—	(0.2)	—	(0.4)

Net earnings		$19.3	$26.0	$95.8	$96.9

Earnings per share
Basic		$0.03	$0.04	$0.14	$0.16
Diluted		$0.03	$0.04	$0.14	$0.16
Weighted average number of common shares outstanding (millions)
Basic	Note 12	694.7	615.0	687.5	614.4
Diluted	Note 12	698.4	620.2	692.5	619.6

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited (expressed in millions of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$19.3	$26.0	$95.8	$96.9
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	117.0	37.5	228.2	75.3
Accretion and reclamation expenses	4.6	4.4	9.2	8.6
Accretion of convertible debt and deferred financing costs	4.2	4.4	8.4	7.0
Losses (gains) on disposal of assets and investments — net	(0.2)	1.4	(0.7)	(10.5)
Equity in losses of associated companies	6.0	1.5	6.7	7.2
Non-hedge derivative losses (gains) — net	3.2	12.2	(1.5)	(9.4)
Future income and mining taxes	(22.0)	6.0	(27.8)	14.0
Non-controlling interest	28.8	(0.7)	54.9	(0.7)
Stock-based compensation expense	6.2	5.6	13.8	10.7
Foreign exchange losses and other	60.0	12.5	55.0	10.8
Changes in operating assets and liabilities:
Accounts receivable and other assets	(47.2)	(26.4)	(50.4)	(38.7)
Inventories	(17.6)	(77.0)	(49.4)	(79.0)
Accounts payable and other liabilities	9.5	(47.1)	(5.0)	(55.6)

Cash flow provided from (used for) operating activities	171.8	(39.7)	337.2	36.6

Investing:
Additions to property, plant and equipment	(124.9)	(184.5)	(203.2)	(375.0)
Asset purchases — net of cash acquired	—	—	(41.4)	—
Proceeds from the sale of long-term investments and other assets	—	—	0.1	—
Reductions (additions) to long-term investments and other assets	(3.9)	3.0	(175.6)	(24.4)
Proceeds from the sale of property, plant and equipment	0.3	0.5	0.3	15.8
Reductions (additions) to short-term investments	54.4	(84.7)	(71.2)	(231.4)
Decrease in restricted cash	28.4	0.5	10.2	0.5
Other	—	(3.5)	(0.1)	(0.3)

Cash flow used in investing activities	(45.7)	(268.7)	(480.9)	(614.8)

Financing:
Issuance of common shares	—	—	396.4	—
Issuance of common shares on exercise of options and warrants	2.8	0.4	12.6	28.8
Proceeds from issuance of debt	0.2	88.3	5.4	117.9
Proceeds from issuance of convertible debentures	—	—	—	449.9
Debt issuance costs	—	—	—	(1.6)
Repayment of debt	(72.5)	(34.2)	(85.7)	(55.5)
Dividends paid	—	(0.2)	(27.8)	(25.0)
Settlement of derivative instruments	(4.9)	(1.9)	(8.5)	(8.9)

Cash flow provided from (used for) financing activities	(74.4)	52.4	292.4	505.6

Effect of exchange rate changes on cash	7.5	1.6	6.3	(0.2)

Increase (decrease) in cash and cash equivalents	59.2	(254.4)	155.0	(72.8)
Cash and cash equivalents, beginning of period	586.4	732.9	490.6	551.3

Cash and cash equivalents, end of period before assets held for sale	$645.6	$478.5	$645.6	$478.5
Assets held for sale	—	(5.1)	—	(5.1)

Cash and cash equivalents, end of period	$645.6	$473.4	$645.6	$473.4

Cash and cash equivalents, end of period	$645.6	$473.4	$645.6	$473.4
Short-term investments	105.7	241.3	105.7	241.3

Cash, cash equivalents and short-term investments	$751.3	$714.7	$751.3	$714.7

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

Unaudited (expressed in millions of United States dollars)

		Three months ended June 30,		Six months ended June 30,
		2009	2008	2009	2008
Common share capital and common share purchase warrants
Balance beginning of period		$6,422.3	$5,164.6	$5,873.0	$5,123.6
Shares issued on equity offering		—	—	396.4	—
Shares issued on acquisition of Lobo-Marte		—	—	102.9	—
Common shares issued for employee share purchase plan		1.0	0.9	2.1	1.7
Transfer from contributed surplus on exercise of options and restricted shares		2.7	1.9	16.8	13.7
Options and warrants exercised, including cash		1.7	0.4	36.5	28.8

Balance at the end of the period		$6,427.7	$5,167.8	$6,427.7	$5,167.8

Contributed surplus
Balance beginning of period		$160.8	$134.4	$168.5	$65.4
Stock-based compensation		6.5	4.8	12.9	9.0
Equity portion of convertible notes		—	—	—	76.6
Aurelian options exercised		—	—	(5.0)	—
Transfer of fair value of exercised options and restricted shares		(2.7)	(1.9)	(11.8)	(13.7)

Balance at the end of the period		$164.6	$137.3	$164.6	$137.3

Accumulated deficit
Balance beginning of period		$(1,036.8)	$(195.8)	$(1,100.2)	$(253.1)
Adoption of new accounting policy	Note 2	—	—	14.6	11.0
Dividends paid		—	—	(27.7)	(24.6)
Net earnings		19.3	26.0	95.8	96.9

Balance at the end of the period		$(1,017.5)	$(169.8)	$(1,017.5)	$(169.8)

Accumulated other comprehensive loss
Balance beginning of period		$(176.1)	$(245.6)	$(164.4)	$(98.1)
Adoption of new accounting policy	Note 2	—	—	1.6	—
Other comprehensive income (loss)		32.7	(8.9)	19.4	(156.4)

Balance at the end of the period		$(143.4)	$(254.5)	$(143.4)	$(254.5)

Total accumulated deficit and accumulated other comprehensive loss		$(1,160.9)	$(424.3)	$(1,160.9)	$(424.3)

Total common shareholders' equity		$5,431.4	$4,880.8	$5,431.4	$4,880.8

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Unaudited (expressed in millions of United States dollars)

		Three months ended June 30,		Six months ended June 30,
		2009	2008	2009	2008
Net earnings		$19.3	$26.0	$95.8	$96.9

Other comprehensive income (loss), net of tax:	Note 5
Change in fair value of investments(a)		7.6	(16.3)	11.6	(32.5)
Change in fair value of derivative financial instruments designated as cash flow hedges(b)		14.1	12.4	(23.9)	(107.6)
Change in derivatives settled(c)		11.0	(5.0)	31.7	(16.3)

Other comprehensive income (loss), net of tax:		32.7	(8.9)	19.4	(156.4)

Total comprehensive income (loss)		$52.0	$17.1	$115.2	$(59.5)

(a)
Net of tax of $1.3 million, 3 months; $1.3 million, 6 months (2008 — $0.4 million, 3 months; $2.1 million, 6 months)
(b)
Net of tax of $10.5 million, 3 months; $14.8 million, 6 months (2008 — $4.1 million, 3 months; $4.5 million, 6 months)
(c)
Net of tax of $2.4 million, 3 months; $6.6 million, 6 months (2008 — $0.6 million, 3 months; $1.9 million, 6 months)

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30,
(unaudited and expressed in millions of United States dollars)

1.     DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

  Kinross Gold Corporation (individually and collectively with its subsidiaries, as applicable, "Kinross" or the "Company") is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, the Russian Federation, Brazil, Ecuador, and Chile. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells various amounts of silver.

  The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold and silver produced and sold, the market prices of gold and silver, operating costs, interest rates, environmental costs and the level of exploration activity and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, interest rates, political risk and varying levels of taxation. Kinross seeks to manage the risks associated with its business, however, many of the factors affecting these risks are beyond the Company's control.

  The unaudited consolidated financial statements (the "financial statements") of the Company have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2008 except as noted in Note 2, below.

  The accompanying unaudited interim consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. The financial statements do not include disclosures required by Canadian Generally Accepted Accounting Principles ("CDN GAAP") for annual consolidated financial statements and accordingly the financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2008.

  The preparation of the Company's unaudited interim financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to, property, plant and equipment, mineral interests, inventories, financial instruments, goodwill, long-term investments, reclamation and remediation obligations, and the provision for income and mining taxes.

  Subsequent events and transactions for potential recognition or disclosure in the financial statements have been evaluated through August 12, 2009, the date that the financial statements were issued.

  Certain comparative figures for 2008 have been reclassified to conform to the 2009 financial statement presentation.

2.     ACCOUNTING CHANGES

  The Company's policies in effect for 2009 are noted in the Company's annual audited financial statements for the year ended December 31, 2008, with the exception of the following accounting policies adopted in 2009:

  Financial instruments

  In January 2009, the Emerging Issues Committee issued EIC-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" ("EIC-173"). The Committee concluded that an entity's credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments.

  Prior to the implementation of EIC-173, the Company had considered the impact of credit risk on a qualitative basis only. As a result of adopting EIC-173 as at January 1, 2009, the Company quantified the impact of credit risk when calculating the fair value of financial assets and liabilities, including derivatives and the impact was as follows:

  •
  An increase in the current portion of Unrealized fair value of derivative assets of $0.1 million;

  •
  An increase in the long-term portion of Unrealized fair value of derivative assets of $0.6 million;

  •
  An increase in Future income tax assets of $0.4 million;

  •
  A decrease in the current portion of Unrealized fair value of derivative liabilities of $2.1 million;

  •
  A decrease in the long-term portion of Unrealized fair value of derivative liabilities of $13.0 million;

  •
  An increase in opening Retained earnings of $14.6 million; and

  •
  An increase in Other comprehensive income ("OCI") of $1.6 million.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(unaudited and expressed in millions of United States dollars)

2.     ACCOUNTING CHANGES (Continued)

  In March 2009, the Emerging Issues Committee issued EIC-174, "Mining Exploration Costs", which provides guidance on the capitalization of exploration costs related to mining properties and the impairment review of such capitalized exploration costs. This EIC is effective for the Company on January 1, 2009. The application of this EIC did not have an effect on the Company's financial statements.

  In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets" ("Section 3064") which replaces Section 3062, "Goodwill and Other Intangible Assets." Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets for profit-oriented enterprises. This standard is effective for the Company on January 1, 2009. Adoption of this standard had no impact on the Company's financial statements.

3.     ACQUISITIONS AND DIVESTITURES

  (i)
  Investment in Harry Winston Diamond Corporation and Diavik Diamond mine

    On March 31, 2009, Kinross completed the acquisition of 15.2 million shares of Harry Winston Diamond Corporation ("Harry Winston") at a subscription price of $3.00 per share for a total subscription price of $45.6 million. Pursuant to the closing of the transaction Kinross obtained a seat on the Board of Directors of Harry Winston. Additionally, on the same date Kinross acquired a 22.5% interest in the limited partnership that holds Harry Winston's 40% interest in the Diavik Diamond Mine, (a 9% indirect interest in the mine) for a gross subscription price of $125.1 million, inclusive of working capital adjustments which were finalized during the second quarter. The investment in Harry Winston was accounted for as an equity investment, whereas the acquisition of the partnership interest was accounted for as an acquisition of a Working Interest. Kinross incurred approximately $3 million in transaction costs on these transactions.

    Earnings from Working Interests are accounted for based on Kinross' pro-rata share of earnings in the underlying entity. The cost of the Working Interest plus any funding contributions made, less any cash distributions received in excess of Kinross' share of post acquisition earnings are amortized on a units of production basis corresponding to the proven and probable reserves of the underlying entity Kinross has invested in. Changes in the investment in Working Interests include changes as a result of Kinross' pro-rata share of net income or loss and are accounted for in the statement of operations as earnings from Working Interests within Other Income. Cash received from the Working Interest is accounted for as a reduction, while funding contributions into the Working Interest are accounted for as an increase in the carrying value of the working interest on the balance sheet.

  (ii)
  Acquisition of the remaining interest in Lobo-Marte

    On January 7, 2009, Kinross completed the 100% acquisition of Minera Santa Rosa SCM ("Minera") through the acquisition of the remaining 60% interest from Teck Cominco Limited ("Teck") for net cash of $40 million, 5.6 million shares of Kinross and a 1.75% net smelter royalty on 60% of future production, payable when the gold price is US$760 per ounce or more. In 2008, Kinross had acquired a 40% interest in Minera from certain subsidiaries of Anglo American plc.

    As of January 7, 2009, the financial statements of Minera are being consolidated and the previously acquired 40% interest in Lobo-Marte accounted for as an equity investment as at December 31, 2008 of $141.1 million was reclassified to mineral interests.

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS

  Consolidated Balance Sheets

  (i)
  Cash, cash equivalents and short-term investments:

	June 30, 2009	December 31, 2008
Cash on hand and balances with banks	$508.7	$334.5
Short-term investments	105.7	34.5
Short-term deposits	136.9	156.1

	$751.3	$525.1

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(unaudited and expressed in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  (ii)
  Inventories:

	June 30, 2009	December 31, 2008
Ore in stockpiles(a)	$76.3	$72.4
Ore on leach pads(b)	21.6	16.8
In-process	21.7	23.2
Finished metal	63.6	74.9
Materials and supplies	358.8	311.5

	542.0	498.8
Long-term portion of ore in stockpiles and ore on leach pads(a),(b)	(63.2)	(61.7)

	$478.8	$437.1

    (a)
    Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months and is included in deferred charges and other long-term assets on the consolidated balance sheets. See deferred charges and other long-term assets, Note 4 (vii).
    (b)
    Ore on leach pads relates to the Company's Maricunga and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Round Mountain in 2017 and at Maricunga in 2025.

  (iii)
  Property, plant and equipment:

	June 30, 2009			December 31, 2008
	Cost(b)	Accumulated Depreciation	Net Book Value	Cost(b)	Accumulated Depreciation	Net Book Value
Property, plant and equipment(a),(c)
Producing properties	$3,000.1	$(862.4)	$2,137.7	$2,786.7	$(696.5)	$2,090.2

Mineral Interests
Producing properties(c)	$1,278.9	$(325.0)	$953.9	$1,278.8	$(265.6)	$1,013.2
Development properties(d)	508.8	—	508.8	511.2	—	511.2
Exploration properties(d)	1,428.0	—	1,428.0	1,133.4	—	1,133.4

	$3,215.7	$(325.0)	$2,890.7	$2,923.4	$(265.6)	$2,657.8

Total property, plant and equipment	$6,215.8	$(1,187.4)	$5,028.4	$5,710.1	$(962.1)	$4,748.0

    (a)
    Capitalized interest included within property, plant and equipment was $3.6 million and $15.8 million during the six months ended June 30, 2009 and 2008, respectively. Interest capitalized during both periods related to capital expenditures at Fort Knox and Round Mountain.
    (b)
    Cost includes previously recorded adjustments for the impairment in the carrying value of property, plant and equipment.
    (c)
    Included in producing properties is $330.4 million (December 31, 2008 — $163.3 million) related to assets that are not being depreciated, including: the construction of expansion projects, assets paid for but not yet received, and other assets that were in various stages of being readied for use.
    (d)
    The amount allocated to development and exploration properties relates to assets that are not being depreciated.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(unaudited and expressed in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  (iv)
  Capitalized stripping:

	June 30, 2009			December 31, 2008
	Round Mountain	Fort Knox	Total	Round Mountain	Fort Knox	Total
Balance, at January 1,	$58.5	$29.6	$88.1	$44.6	$31.9	$76.5
Additions	11.3	14.5	25.8	24.1	14.8	38.9
Amortization(a)	(5.2)	(6.0)	(11.2)	(10.2)	(17.1)	(27.3)

Balance, at period end	$64.6	$38.1	$102.7	$58.5	$29.6	$88.1

    (a)
    Amortization of capitalized stripping costs uses the Units of Production ("UOP") depreciation basis based on reserves that have not yet been produced that will benefit directly from the stripping activity.

  (v)
  Goodwill:

    The Goodwill allocated to the Company's reporting units and included in the respective operating segment assets is shown in the table below:

	December 31, 2008	Additions/ Allocations	June 30, 2009
Operating segments
Round Mountain	$58.7	$—	$58.7
Kettle River-Buckhorn	20.9	—	20.9
Kupol	158.8	—	158.8
Paracatu	65.5	—	65.5
Crixás	38.0	—	38.0
La Coipa	124.4	—	124.4
Maricunga	175.9	—	175.9
Other operations(a)	539.7	—	539.7

Total	$1,181.9	$—	$1,181.9

    (a)
    Included in other operations is goodwill allocated to Cerro Casale of $361.0 million, Quebrada Seca of $168.8 million and Gurupi of $9.9 million.

  (vi)
  Long-term investments:

    Long-term investments of $227.6 million include $65.8 million (December 31, 2008 — $168.2 million) of investments accounted for using the equity method, $124.3 million accounted for as a Working Interest (December 31, 2008 — $nil) and $37.5 million of investments classified as available-for-sale (December 31, 2008 — $17.7 million), for which associated unrealized gains or losses are recorded in Other Comprehensive Income.

	June 30, 2009	December 31, 2008
Available for sale investments	$37.5	$17.7
Investment in shares and working interests carried on an equity basis	190.1	168.2

Long-term investments	$227.6	$185.9

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(unaudited and expressed in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

	June 30, 2009		December 31, 2008
Available for sale investments	Fair Value	Gains (losses) in OCI	Fair Value	Gains (losses) in OCI
Securities in an unrealized gain position	$6.3	$14.4	$2.5	$2.2
Securities in an unrealized loss position	31.2	(1.6)	15.2	(3.7)

	$37.5	$12.8	$17.7	$(1.5)

          Investment in shares and working interests carried on an equity basis

	June 30, 2009
	Carrying Value	Market Value	% Ownership
Victoria Gold Corporation	$8.7	$12.5	20.5%
Consolidated Puma Minerals Corporation	2.7	1.2	34.6%
Brett Resources Inc.	12.6	11.9	25.4%
Harry Winston Diamond Corporation	41.8	90.6	19.9%

	65.8	116.2

Working Interest in Diavik Diamond mine	124.3		22.5%

	$190.1

	December 31, 2008
	Carrying Value	Market Value	% Ownership
Victoria Gold Corporation	$9.2	$7.0	28.0%
Consolidated Puma Minerals Corporation	2.9	2.2	34.6%
Lobo-Marte(a)	141.1	141.1	40.0%
Brett Resources Inc.	15.0	9.8	25.6%

	$168.2	$160.1

    (a)
    In January 2009, Kinross acquired the remaining 60% interest in Lobo-Marte, as a result the previously held 40% was re-classified to mineral interests.

  (vii)
  Deferred charges and other long-term assets:

	June 30, 2009	December 31, 2008
Long-term ore in stockpiles and on leach pads(a)	$63.2	$61.7
Deferred charges, net of amortization	1.7	1.8
Long-term receivables	33.5	28.8
Advances on the purchase of capital equipment	3.4	7.6
Deferred acquisition costs and other	4.0	4.3

	$105.8	$104.2

    (a)
    Ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months at the Company's Fort Knox and Maricunga mines and its proportionate share of stockpiled ore at Round Mountain.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(unaudited and expressed in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  (viii)
  Other long-term liabilities:

		June 30, 2009	December 31, 2008
Reclamation and remediation obligations	Note 8	$241.4	$236.8
Unrealized fair value of derivative liabilities	Note 6	179.9	166.0
Other long-term liabilities		221.6	183.8

		$642.9	$586.6

  Consolidated Statements of Operations

  (ix)
  Other income (expense) — net:

		Three months ended June 30,		Six months ended June 30,
		2009	2008	2009	2008
Gain (loss) on sale of assets and investments — net	Note 4 (x)	$0.2	$(1.4)	$0.7	$10.5
Interest income and other		0.6	6.2	2.3	14.2
Interest expense(a)		(16.0)	(9.2)	(32.7)	(14.2)
Foreign exchange losses		(57.5)	(12.5)	(51.9)	(29.9)
Net non-hedge derivative gains (losses)		(3.2)	(9.6)	1.5	12.8
Working interest in Diavik Diamond mine		(2.9)	—	(2.9)	—

		$(78.8)	$(26.5)	$(83.0)	$(6.6)

    (a)
    During the three and six months ended June 30, 2009, $1.9 million and $3.6 million (three and six months ended June 30, 2008 — $5.3 million and $15.8 million, respectively) of interest was capitalized to property, plant and equipment, respectively. See Note 4 (iii).

  (x)
  Gain (loss) on sale of assets and investments — net:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Assets:
Kubaka mine	$—	$—	$—	$11.5
Investments:
Other	0.2	(1.4)	0.7	(1.0)

	$0.2	$(1.4)	$0.7	$10.5

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(unaudited and expressed in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  (xi)
  Equity in gains (losses) of associated companies — net:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Victoria Gold Corporation	$(1.4)	$(0.7)	$(1.9)	$(1.5)
Pamodzi Gold Limited	—	—	—	(4.7)
Consolidated Puma Minerals Corporation	0.2	(0.8)	—	(1.1)
Rolling Rock Resources Corporation	—	—	—	0.1
Harry Winston Diamond Corporation	(4.4)	—	(4.4)	—
Brett Resources Inc.	(0.4)	—	(0.4)	—

	$(6.0)	$(1.5)	$(6.7)	$(7.2)

  Supplemental cash flow information

  (xii)
  Interest and income taxes paid:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Interest	$10.2	$16.0	$18.6	$20.2
Income taxes	$32.7	$54.8	$45.7	$67.3

    During the three months and six months ended June 30, 2009, the Company entered into capital leases in the aggregate amount of $nil and $0.1 million, respectively (2008 — $29.6 million and $46.1 million, respectively).

5.     ACCUMULATED OTHER COMPREHENSIVE LOSS

	June 30, 2009	December 31, 2008
Accumulated other comprehensive income (loss):
Investments(a),(b)	$10.0	$(1.6)
Financial derivatives (Note 6)(c),(d)	(153.4)	(162.8)

Accumulated other comprehensive loss, end of the period	$(143.4)	$(164.4)

  (a)
  Includes cumulative translation adjustments of $(2.4) million (2008 — $4.7 million)
  (b)
  Net of tax of $1.3 million (2008 — $nil)
  (c)
  Net of tax of $2.5 million (2008 — $18.9 million)
  (d)
  As a result of adopting EIC-173 (note 2) on January 1, 2009, an adjustment of $1.6 million was made to Accumulated other comprehensive (loss).

6.     FINANCIAL INSTRUMENTS

  The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company has gold and silver derivative instruments acquired with the Bema acquisition, primarily related to Kupol financing requirements. All of the Company's hedges are cash flow hedges. The Company will apply hedge accounting whenever hedging relationships exist and have been documented.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(unaudited and expressed in millions of United States dollars)

6.     FINANCIAL INSTRUMENTS (Continued)

  Fair values of financial instruments

  Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments and other accounts receivable, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.

  Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet date.

	June 30, 2009		December 31, 2008
	Asset/ (Liability) Fair Value(b)	AOCI(a)	Asset/ (Liability) Fair Value(b)	AOCI(a)
Interest rate contracts
Interest rate swap	$(9.6)	$(7.5)	$(12.0)	$(9.1)

	(9.6)	(7.5)	(12.0)	(9.1)

Currency contract
Foreign currency forward contracts(c)	13.0	9.2	(64.3)	(47.7)

	13.0	9.2	(64.3)	(47.7)

Commodity contracts
Gold and silver forward contracts(d)	(210.0)	(153.2)	(176.8)	(97.4)
Gold contract related to Julietta sale	3.0	—	1.3	—
Energy forward contract(e)	(2.6)	(1.9)	(10.8)	(8.6)
Total return swap	0.3	—	1.0	—

	(209.3)	(155.1)	(185.3)	(106.0)

Total all contracts	$(205.9)	$(153.4)	$(261.6)	$(162.8)

  (a)
  AOCI refers to accumulated other comprehensive income (loss).
  (b)
  Consists of unrealized fair value of derivative assets — current — $37.5 million (December 31, 2008 — $23.8 million), unrealized fair value of derivative assets — long-term — $11.7 million (December 31, 2008 — $8.7 million), current portion of unrealized fair value of derivative liabilities — $75.2 million (December 31, 2008 — $128.1 million), and unrealized fair value of derivative liabilities long-term — $179.9 million (December 31, 2008 — $166.0 million).
  (c)
  The amount of $1.9 million of the total amount recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of settling the contracts.
  (d)
  The amount of $32.3 million of the total amount recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of settling the contracts.
  (e)
  The entire amount recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(unaudited and expressed in millions of United States dollars)

7.     LONG-TERM DEBT AND CREDIT FACILITIES

				As at June 30, 2009				As at December 31, 2008
			Interest Rates	Nominal amount	Deferred Financing Costs	Carrying Amount(a)	Fair Value	Carrying Amount(a)	Fair Value
Corporate revolving credit facility	(i	)	Variable	$—	$—	$—	$—	$—	$—
Debt component, senior convertible notes	(iv	)	1.75%	394.2	—	394.2	367.5	386.3	346.8
Kupol project financing	(iii	)	Variable	301.3	—	301.3	289.8	360.0	360.0
Corporate term loan facility	(i	)	Variable	113.6	(1.2)	112.4	106.3	130.2	130.2
Paracatu capital leases	(ii	)	5.62%	36.6	—	36.6	36.6	41.3	41.3
Kupol IFC loan	(iii	)	Variable	—	—	—	—	19.8	19.8
Maricunga capital leases	(ii	)	6.04%	4.1	—	4.1	4.1	8.0	8.0
Kettle River-Buckhorn capital leases	(ii	)	7.70%	0.1	—	0.1	0.1	—	—
Crixás bank loan			Variable	5.1	—	5.1	5.1	5.3	5.3

				855.0	(1.2)	853.8	809.5	950.9	911.4
Less: current portion				(147.1)	—	(147.1)	(147.1)	(167.1)	(167.1)

Long-term debt				$707.9	$(1.2)	$706.7	$662.4	$783.8	$744.3

  (a)
  Includes transaction costs on debt financing.

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Interest incurred	$(17.9)	$(14.5)	$(36.3)	$(30.0)
Less amounts capitalized	1.9	5.3	3.6	15.8

Interest expense	$(16.0)	$(9.2)	$(32.7)	$(14.2)

  (i)
  Corporate revolving credit and term loan facilities

    As at June 30, 2009 the Company's credit facility includes a $300.0 million revolving credit facility and a $113.6 million term loan. The revolving credit facility supports Kinross' liquidity and letter of credit needs and matures on August 18, 2010. The term loan matures on February 18, 2012. Assets of the Fort Knox mine and shares of certain wholly-owned subsidiaries are pledged as collateral.

    The credit agreement can be drawn in U.S. or Canadian dollars. During the six months ended June 30, 2009, issue costs related to both facilities, totaling $1.2 million (December 31, 2008 — $1.7 million) were recorded as a reduction of the nominal amount.

    The $300.0 million revolving credit facility continues to provide support for letters of credit to satisfy financial assurance requirements, primarily for environmental and site restoration costs, exploration permitting, workers' compensation and other general corporate purposes. As at June 30, 2009 letters of credit totaling $145.0 million (December 31, 2008 — $146.0 million) were drawn against this facility. In the event that the underlying credit facility is not extended, the amounts drawn against the facility will become due and payable at maturity. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its operations including post closure site restoration. Upon completion of the underlying performance requirement, the beneficiary of the associated letter of credit cancels and returns the letter of credit to the issuing entity. Some of the instruments associated with long-lived assets will remain outstanding until closure.

    Loan interest is variable, set at LIBOR plus an interest rate margin which is dependent on the ratio of the Company's net debt to operating cash flow.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(unaudited and expressed in millions of United States dollars)

7.     LONG-TERM DEBT AND CREDIT FACILITIES (Continued)

    The Company's current net debt/operating cash flow ratio is less than 1.25 and the Company expects that this will not change going forward. At this rate, interest charges would be as follows:

Type of Credit	Credit Facility
Dollar based LIBOR loan	LIBOR plus 1%
Letters of credit	1.00%
Standby fee applicable to unused availability	0.25%

    The credit agreement contains various covenants that include limits on indebtedness, distributions, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $700.0 million for 2009 (2008 — $700.0 million), an interest coverage ratio of at least 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum Proven and Probable Reserves of 6 million gold equivalent ounces after repayment of the term loan. The financial covenants are based on the amounts recorded by the Company, less amounts recorded in EastWest Gold Corporation, a subsidiary of Kinross. The Company is in compliance with these covenants.

  (ii)
  Capital leases

    At June 30, 2009, the Company had equipment under capital lease totaling $40.8 million (December 31, 2008 — $49.3 million). Repayments on the capital leases end in 2013.

  (iii)
  Kupol project financing

    The Kupol project financing consists of a project loan ("Project Loan") with a syndicate of banks and a subordinated loan with the International Finance Corporation ("IFC"). The Project Loan and IFC loan were undertaken by the Company's 75% owned subsidiary, the Chukotka Mining and Geological Company ("CMGC"). In addition, Bayerische Hypo-und Vereinsbank AG ("HVB") had provided Bema with a cost overrun facility ("HVB Facility") of $17.5 million. The long-term land lease is in place. The HVB Cost Overrun Facility expired as scheduled on June 1, 2009. The Company has completed the requirement to pledge the mortgage on this property as security to the lenders.

    The Project Loan consists of two tranches totaling $400.0 million. Tranche A, for $150.0 million, matures June 30, 2013, is from a group of multilateral and industry finance institutions, of which the mandated lead arrangers are Caterpillar Financial SARL, Export Development Canada, IFC, Bank of Tokyo and ING; as at June 30, 2009, $120.0 million (December 31, 2008 — $135.0 million) was outstanding. Tranche B is for $250.0 million, matures June 30, 2012, and was fully underwritten by the mandated lead arrangers, namely HVB and Société Générale Corporate & Investment Banking ("SG CIB") and as at June 30, 2009, $181.3 million (December 31, 2008 — $225.0 million) was outstanding. Both tranches of the Project Loan were drawn down on a pro rata basis and administered by HVB, as documentation and facility agent, and SG CIB, as technical and insurance agent.

    Tranche A of the Project Loan has a seven-and-one half year term from drawdown, and Tranche B has a six-and-one half year term. The annual interest rate is: (a) LIBOR plus 2% prior to economic completion of the Kupol mine; (b) LIBOR plus 2.5% for two years after economic completion; and (c) LIBOR plus 3% for each remaining term (each rate is net of political risk insurance premiums). The Project Loan is collateralized against the Kupol Mine and guaranteed by a subsidiary until economic completion is achieved, as defined by the loan agreements. The loan agreements include customary covenants for debt financings of this type including that EastWest Gold Corporation ("EastWest"), a subsidiary of Kinross, must maintain minimum liquidity to meet future capital expenditure requirements at Kupol. This liquidity requirement declines as capital expenditures are made. Kinross has agreed to assume the hedge contracts for the Kupol project in the event that the Kupol loan is accelerated, and the net mark-to-market position of all the hedge contracts is negative.

    The Project Loan contains various covenants, including certain ratios of estimated future cash flows to total debt that are to be greater than 135% over the term of the loans and greater than 150% over the term of the project; debt coverage ratios of at least 115%; and the minimum Proven and Probable Reserves of at least 30% of the Proven and Probable Reserves as of the effective date of the Project Loan.

    The Company and its subsidiary are in compliance with these covenants at June 30, 2009.

    On March 20, 2009, 8.5 million Kinross share purchase warrants were converted into 3.8 million Kinross shares at a price of $6.61 plus CAD$0.01 per warrant. As a result, the balance outstanding on the IFC loan of $25 million (December 31, 2008 — $19.8 million) was assigned to EastWest Gold Corporation, a subsidiary of Kinross. As the loan is now of an intercompany nature, it is eliminated on consolidation. The $25 million was allocated to common shares commensurate with the issuance of the 3.8 million Kinross shares.

    As at June 30, 2009, cash of $nil (December 31, 2008 — $10.3 million) has been restricted for payments related to the Project Loan.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(unaudited and expressed in millions of United States dollars)

7.     LONG-TERM DEBT AND CREDIT FACILITIES (Continued)

  (iv)
  Senior convertible notes

    During January 2008, the Company completed a public offering of $460.0 million Senior Convertible Notes due March 15, 2028, each in the amount of one thousand dollars. The notes will pay interest semi-annually at a rate of 1.75% per annum. The notes will be convertible, at the holder's option, equivalent to a conversion price of $28.48 per share of common stock subject to adjustment. Kinross received net proceeds of $449.9 million from the offering of Convertible Notes, after payment of the commissions of the initial purchasers and expenses of the offering. The Convertible Notes are convertible into Kinross common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) the market price of Kinross common shares exceeds 130% of the effective conversion price of the Convertible Notes, (ii) the trading price of the Convertible Notes falls below 98% of the amount equal to Kinross' then prevailing common share price, times the applicable conversion rate, (iii) the Convertible Notes are called for redemption, (iv) upon the occurrence of specified corporate transactions or (v) if Kinross common shares cease to be listed on a specified stock exchange or eligible for trading on an over-the-counter market. The Convertible Notes will also be convertible on and after December 15, 2027. The Convertible Senior Notes are redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date. Holders of the Convertible Notes will have the right to require Kinross to repurchase the Convertible Notes on March 15, 2013, 2018 and 2023, and, on or prior to March 20, 2013, upon certain fundamental changes. The redemption price will be equal to 100% of the principal amount of the Convertible Notes plus accrued and unpaid interest to the redemption date, if any.

8.     RECLAMATION AND REMEDIATION OBLIGATIONS

  The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company's future obligation. The following table details the items that affect the reclamation and remediation obligations:

	June 30, 2009	December 31, 2008
Balance at January 1,	$246.8	$231.6
Additions resulting from acquisitions(a)	—	9.4
Reductions resulting from dispositions(b)	—	(13.4)
Reclamation spending	(5.4)	(10.5)
Accretion and reclamation expenses	9.2	24.7
Asset retirement cost	—	5.0

Balance at period end	250.6	246.8
Less: Current portion	(9.2)	(10.0)

Balance at period end	$241.4	$236.8

  (a)
  Reflects the 2008 adjustments to the purchase price allocation of Bema and the 2007 acquisitions of Bema and the asset purchase and sale with Goldcorp.
  (b)
  Reflects the disposition of the Kubaka mine in January 2008, and the Julietta mine in August 2008.

9.     CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY

  On April 26, 2002, the Company was named as a defendant in a Class Action Complaint filed in connection with a 2002 tender offer by Kinross Gold U.S.A., Inc. ("KGUSA") to purchase the Kinam Gold, Inc. ("Kinam") $3.75 Series B Convertible Preferred Stock (the "Kinam Preferred Shares") not then owned by KGUSA. In 2008, the parties entered into a memorandum of understanding to settle all claims in the litigation for an aggregate cash payment by the Company to the plaintiff class of $29,250,000, inclusive of any fees and costs, without admission of any fault or liability. The settlement was formally approved by the United States District Court of Nevada on January 29, 2009. All Kinam Preferred Shares held by persons other than KGUSA are now cancelled pursuant to the settlement. No further dividends will be payable on the Kinam Preferred Shares.

  As a result of the above, the previous carrying value of $10.1 million, was reduced to $nil at June 30, 2009.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(unaudited and expressed in millions of United States dollars)

10.  COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

  The authorized share capital of the Company is comprised of an unlimited number of common shares. A summary of common share transactions for the six months ended June 30, 2009 is as follows:

	Six months ended June 30, 2009
	Number of shares	Amount
	(000's)
Common shares
Balance, January 1,	659,438	$5,779.2
Issued (cancelled):
On acquisition of Lobo-Marte	5,605	102.9
Equity issuance	24,035	396.4
On acquisition of Crown
Under employee share purchase plan	115	2.1
Under stock option and restricted share plan	1,420	20.8
Under Aurelian options	402	6.7
Under Bema options	53	0.7
Under Echo Bay options	1	0.1
Conversions:
Bema warrants	3,782	57.7

Balance at period end	694,851	$6,366.6

Common share purchase warrants(a)
Balance, January 1,	28,507	$93.8
Conversion of Bema warrants	(3,782)	(32.7)

Balance at period end	24,725	61.1

Total common share capital and common share purchase warrants		$6,427.7

  (a)
  See below for discussion of common share purchase warrants.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(unaudited and expressed in millions of United States dollars)

10.  COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS (Continued)

  Common share purchase warrants

  A summary of the status of the common share purchase warrants and changes during the six months ended June 30, 2009 are as follows:

	(000's)(a)	Weighted average exercise price (CAD$)
Canadian $ denominated common share purchase warrants
Balance, January 1, 2009(b)	24,392	$30.17
Issued	—	—
Exercised	—	—

Balance, June 30, 2009(b)	24,392	$30.17

	(000's)(a)	Weighted average exercise price ($)
US $ denominated common share purchase warrants
Balance, January 1, 2009(b)	4,115	$6.76
Issued	—	—
Exercised	(3,782)	6.61

Balance, June 30, 2009(b)	333	$8.46

  (a)
  Represents share equivalents of warrants.
  (b)
  Includes 11.3 million Bema warrants outstanding that were convertible into 5.0 million Kinross shares plus CAD$0.01 per Bema warrant.

  Capital Management

  Our objectives when managing capital are to:

  •
  Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment

  •
  Ensure the Company has the capital and capacity to support our long-term growth strategy

  •
  Provide investors with a superior rate of return on their invested capital

  •
  Ensure that all bank covenant ratios are complied with

  •
  Minimize counterparty credit risk

  Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on the Company's long-term strategic business plan. Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets. Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

	June 30, 2009	December 31, 2008
Long-term debt	$706.7	$783.8
Current portion of long-term debt	$147.1	$167.1
Total debt	$853.8	$950.9
Equity	$5,431.4	$4,776.9
Gross debt / equity ratio	15.7%	19.9%
Company target	0 - 30%	0 - 30%

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(unaudited and expressed in millions of United States dollars)

10.  COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS (Continued)

	June 30, 2009	December 31, 2008
Operating cashflow:
Rolling 12 month cash flow from Operating Activities	$744.2	$443.6
Add Back:
Rolling 12 month cash interest paid	$48.1	$49.7
Rolling 12 month cash income tax paid	$53.7	$75.3

Rolling 12 month operating cash flow	$846.0	$568.6

Rolling 12 month cash interest paid	$48.1	$49.7
Interest coverage ratio	17.6:1	11.4:1
Company target ratio	> 5.0:1	> 5.0:1

11.  STOCK-BASED COMPENSATION

  Stock options

  There were 139,000 and 1,311,000 options granted during the three and six months ended June 30, 2009. The Black-Scholes weighted average assumptions for the three and six months ended June 30, 2009 relating to expected dividend yield, expected volatility, risk-free interest rate, and expected option life in years were: 0.42%, 52.50%, 1.52% and 3.5 years, and 0.35%, 50.25%, 1.66%, and 3.5 years, respectively. The weighted average fair value per stock option granted for the three and six months ended June 30, 2009, was CAD$7.31 and CAD$8.64, respectively.

  A summary of the status of the stock option plan and changes during the six months ended June 30, 2009 are as follows:

Canadian $ denominated options	2009
	(000's)	Weighted average exercise price ($CAD)
Balance, January 1,	8,293	$16.22
Exercised	(1,330)	10.48
Granted	1,311	23.28
Forfeited	(95)	21.23

Outstanding at June 30,	8,179	$18.23

  Restricted share units

  During the six months ended June 30, 2009, 1,019,000 restricted share units were issued.

  Restricted performance share units

  In 2009, the Company implemented a restricted performance share unit plan ("RPSUs"). The RPSUs are subject to certain vesting requirements and vest after 35 months. The vesting requirements are based on certain criteria established by the Company. In addition, the award for 2009 may be increased by 200% based on additional criteria. In 2009, 49,000 RPSUs were granted.

12.  EARNINGS PER SHARE

  Earnings per share ("EPS") has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options and common share purchase warrants are reflected in diluted earnings per share by application of the treasury method. In 2008, the Kinam Gold Inc. preferred shares and convertible notes were reflected in diluted earnings per share by application of

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(unaudited and expressed in millions of United States dollars)

12.  EARNINGS PER SHARE (Continued)

  the if-converted method. The following table details the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings per common share for the following periods:

	Three months ended June 30,		Six months ended June 30,
(Number of common shares in thousands)	2009	2008	2009	2008
Basic weighted average shares outstanding:	694,678	615,040	687,520	614,422
Weighted average shares dilution adjustments:
Dilutive stock options(a)	1,505	804	1,788	887
Restricted share units	2,009	1,545	1,857	1,420
Restricted performance share units	49	—	34	—
Common share purchase warrants(a)	168	2,773	1,343	2,852

Diluted weighted average shares outstanding	698,409	620,162	692,542	619,581

Weighted average shares dilution adjustments — exclusions:(b)
Stock options	4,270	1,192	3,603	1,192
Common share purchase warrants	24,393	4,697	24,393	4,697
Kinam preferred shares	—	331	—	331
Convertible notes	16,152	22,188	16,152	21,122

  (a)
  Dilutive stock options and warrants were determined by using the Company's average share price for the period. For the three and six months ended June 30, 2009 the average share price used was $17.10 and $17.24 per share (2008: $20.73 and $21.78 per share, respectively), respectively.
  (b)
  These adjustments were excluded, as they were anti-dilutive for the three and six months ended June 30, 2009 and 2008.

13.  SEGMENTED INFORMATION

  The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company's primary mining operations are in the United States, Brazil, the Russian Federation, and Chile. The reported segments are those operations whose operating results are reviewed by the Chief Executive Officer as were those operations that pass certain quantitative measures. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses, or assets are reportable segments. Properties that are in development or have not reached commercial production levels are reported as non-operating secments. Properties that are under care and maintenance, are shut down and are in reclamation and non-mining and other operations are reported in Corporate and other.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(unaudited and expressed in millions of United States dollars)

13.  SEGMENTED INFORMATION (Continued)

  The following tables set forth information by segment.

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment earnings (loss)	Capital expenditures	Segment assets — As at June 30, 2009
For the three months ended June 30, 2009
Operating segments
Fort Knox	$59.0	$34.3	$0.4	$6.6	$1.4	$0.1	$16.2	$41.9	$371.3
Round Mountain	49.1	28.6	0.4	4.9	0.2	—	15.0	9.0	237.6
Kettle River-Buckhorn	25.7	8.2	0.3	12.0	0.2	—	5.0	8.2	363.5
Kupol	247.1	70.1	0.3	59.4	1.3	0.2	115.8	10.0	1,626.2
Paracatu	84.9	64.6	0.2	11.9	—	3.9	4.3	24.8	1,269.5
Crixás	16.5	7.5	0.1	2.3	1.3	0.1	5.2	6.3	123.0
La Coipa	62.5	26.4	2.1	14.6	1.4	0.1	17.9	3.6	425.2
Maricunga	53.3	30.3	0.1	4.6	—	0.2	18.1	13.9	515.9
Non-operating segments
Fruta del Norte	—	—	—	—	0.6	4.0	(4.6)	0.3	1,027.8
Cerro Casale	—	—	—	—	—	0.1	(0.1)	5.0	895.8
Corporate and other(d)	—	—	0.7	0.7	9.3	27.6	(38.3)	1.9	1,145.8

Total	$598.1	$270.0	$4.6	$117.0	$15.7	$36.3	$154.5	$124.9	$8,001.6

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment earnings (loss)	Capital expenditures	Segment assets — As at December 31, 2008
Three months ended June 30, 2008
Operating segments
Fort Knox	$68.5	$34.4	$0.3	$6.6	$0.3	$1.2	$25.7	$38.6	$315.8
Round Mountain	61.4	30.9	0.3	6.1	0.2	—	23.9	9.7	228.2
Kettle River-Buckhorn	—	—	0.3	—	0.4	2.0	(2.7)	10.1	362.5
Kupol	—	—	0.3	—	0.8	0.1	(1.2)	33.9	1,476.3
Paracatu	47.3	23.8	0.3	3.5	0.1	(12.6)	32.2	72.4	1,241.0
Crixás	19.3	6.6	0.1	2.5	0.1	—	10.0	4.0	120.4
La Coipa	43.3	19.2	1.9	9.9	1.1	0.2	11.0	4.8	408.5
Maricunga	43.6	26.6	0.3	3.9	0.1	—	12.7	8.7	525.5
Julietta(e)	15.3	12.7	—	4.3	0.2	—	(1.9)	0.9	—
Non-operating segments
Fruta del Norte	—	—	—	—	—	—	—	—	1,043.3
Cerro Casale	—	—	—	—	0.3	1.3	(1.6)	1.1	884.8
Corporate and other(d)	—	—	0.6	0.7	8.9	23.1	(33.3)	0.3	781.2

Total	$298.7	$154.2	$4.4	$37.5	$12.5	$15.3	$74.8	$184.5	$7,387.5

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(unaudited and expressed in millions of United States dollars)

13.  SEGMENTED INFORMATION (Continued)

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment earnings (loss)	Capital expenditures	Segment assets — As at June 30, 2009
Six months ended June 30, 2009
Operating segments
Fort Knox	$104.1	$67.5	$0.8	$12.3	$1.6	$0.1	$21.8	$65.2	$371.3
Round Mountain	95.6	54.6	0.8	9.6	0.3	—	30.3	17.6	237.6
Kettle River-Buckhorn	57.8	19.0	0.6	22.1	0.5	—	15.6	15.9	363.5
Kupol	475.6	127.3	0.7	115.0	1.9	0.2	230.5	16.5	1,626.2
Paracatu	150.3	112.6	0.5	22.5	—	5.5	9.2	35.1	1,269.5
Crixás	28.6	13.3	0.1	4.2	2.1	0.4	8.5	12.9	123.0
La Coipa	113.9	48.4	4.2	31.6	1.8	0.2	27.7	7.6	425.2
Maricunga	104.9	61.8	0.3	9.1	0.2	0.2	33.3	20.9	515.9
Non-operating segments
Fruta del Norte	—	—	—	0.1	1.2	6.0	(7.3)	0.6	1,027.8
Cerro Casale	—	—	—	—	—	0.4	(0.4)	8.6	895.8
Corporate and other(d)	—	—	1.2	1.7	17.1	54.1	(74.1)	2.3	1,145.8

Total	$1,130.8	$504.5	$9.2	$228.2	$26.7	$67.1	$295.1	$203.2	$8,001.6

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment earnings (loss)	Capital expenditures	Segment assets — As at December 31, 2008
Six months ended June 30, 2008
Operating segments
Fort Knox	$139.7	$69.7	$0.5	$13.7	$0.5	$1.3	$54.0	$55.4	$315.8
Round Mountain	116.5	56.9	0.7	12.0	0.5	—	46.4	17.9	228.2
Kettle River-Buckhorn	—	—	0.5	0.1	0.8	3.2	(4.6)	17.9	362.5
Kupol	—	—	0.5	—	1.4	0.1	(2.0)	72.8	1,476.3
Paracatu	86.8	43.0	0.6	6.7	0.2	(11.6)	47.9	175.7	1,241.0
Crixás	37.7	12.5	0.2	4.9	0.2	0.1	19.8	7.5	120.4
La Coipa	116.6	55.3	3.9	21.9	2.2	0.7	32.6	8.6	408.5
Maricunga	101.2	60.7	0.3	7.8	0.1	—	32.3	14.1	525.5
Julietta(e)	30.4	24.4	0.1	6.9	0.4	—	(1.4)	1.9	—
Non-operating segments
Fruta del Norte	—	—	—	—	—	—	—	—	1,043.3
Cerro Casale	—	—	—	—	0.3	1.3	(1.6)	1.1	884.8
Corporate and other(d)	—	—	1.3	1.3	17.8	46.4	(66.8)	2.1	781.2

Total	$628.9	$322.5	$8.6	$75.3	$24.4	$41.5	$156.6	$375.0	$7,387.5

  (a)
  Cost of sales excludes accretion, depreciation, depletion and amortization.
  (b)
  Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.
  (c)
  Other includes Other operating costs and General and administrative expenses.
  (d)
  Includes corporate, shutdown operations and other non-core operations.
  (e)
  Julietta was sold in August 2008.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30,
(unaudited and expressed in millions of United States dollars)

14.  CONTINGENCIES

  General

  Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

  Other legal matters

  The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

  Income taxes

  The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules.

  In early August 2009, the Company's wholly-owned Brazilian subsidiary, Rio Paracatu Mineracao S.A. ("RPM"), the owner of Paracatu, received a tax assessment from the Brazilian Federal tax authorities in the amount of $132 million, including penalties and interest of $73 million. The assessment denies deductions for goodwill claimed by RPM during 2005 through 2008. As at June 30, 2009 the Company has a future tax asset of approximately $76 million recorded in its financial statements in respect of the goodwill balance, the future deduction of which will depend on the outcome of the assessment. The Company previously assessed the tax benefit related to this item, concluding it appropriate, but in light of this assessment it is undertaking another review. Depending on the conclusions reached upon completion of this review and/or the outcome of its final appeal of the assessment, there may be as much as a $171 million expense in respect of this issue, including a non-cash write-off in respect of this future tax asset. The Company plans to appeal this assessment.

15.  SUBSEQUENT EVENT

  On August 12, 2009, the Board of Directors declared a dividend of U.S.$0.05 per common share, payable on September 30, 2009 to shareholders of record at the close of business on September 23, 2009.

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2009
(unaudited)

        The June 30, 2009 and 2008 unaudited interim consolidated financial statements of Kinross Gold Corporation ("Kinross", or the "Company") have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"), which in some respects differ from United States generally accepted accounting principles ("US GAAP"). The effects of these differences on the Company's unaudited interim consolidated financial statements for the three and six months ended June 30, 2009 and 2008 are provided in the following CDN GAAP to US GAAP reconciliation which should be read in conjunction with Kinross' unaudited interim consolidated financial statements prepared in accordance with CDN GAAP.

Reconciliation of Net Earnings and Comprehensive Income

	For the three months ended June 30		For the six months ended June 30
(unaudited — expressed in millions of United States dollars, except share and per share amounts)	2009	2008	2009	2008
Net Earnings under Canadian GAAP	$19.3	$26.0	$95.8	$96.9
US GAAP Adjustments:
Non-controlling interest — Note 1(f)	28.8	(0.7)	54.9	(0.7)
Inventory Adjustment — Note 1(g)	—	0.3	—	0.3
Amortization of derivative gains in property, plant and equipment — Note 1(e)	—	—	0.1	—
Fair value of warrants — Note 1(d)	11.1	—	14.2	—
Capitalized stripping costs — Note 1(b)	(6.8)	(4.5)	(14.7)	(6.8)
Tax impact of the above adjustments	1.7	1.2	3.6	1.8

Net Earnings under US GAAP	$54.1	$22.3	$153.9	$91.5
Attributable to non-controlling interest	(28.8)	0.7	(54.9)	0.7

Attributable to common shareholders	$25.3	$23.0	$99.0	$92.2

Other Comprehensive Income (loss)
Other comprehensive loss (CDN GAAP note 5)	32.7	(8.9)	19.4	(156.4)
Non-controlling interest — Note 1(f)	—	—	—	—
Adjustment for Derivative Instruments — Note 1(e)	(0.8)	5.2	(2.3)	15.3

Comprehensive Income (loss)	$57.2	$19.3	$116.1	$(48.9)
Attributable to non-controlling interest	—	—	—	—

Attributable to common shareholders of the Company	$57.2	$19.3	$116.1	$(48.9)

EPS under US GAAP attributable to common shareholders
Basic Earnings per Share[1]	$0.04	$0.04	$0.14	$0.15
Diluted Earnings per Share[1]	$0.04	$0.04	$0.14	$0.15

1
The weighted average number of common shares outstanding is the same under US and Canadian GAAP.

1

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2009
(unaudited)

US GAAP Condensed Balance Sheets

	As at June 30, 2009			As at December 31, 2008
(expressed in millions of United States dollars, except share and per share amounts)	CDN GAAP	US GAAP Adjustments	US GAAP	CDN GAAP	US GAAP Adjustments	US GAAP
	(unaudited)	(unaudited)	(unaudited)
Current assets — Notes 1(c),(d),(g)	$1,438.8	$(14.4)	$1,424.4	$1,124.9	$(14.3)	$1,110.6
Property, plant and equipment — Notes 1(b),(e)	5,028.4	(59.5)	4,968.9	4,748.0	(41.3)	4,706.7
Other non-current assets — Notes 1(b),(c),(d)	1,534.4	29.6	1,564.0	1,514.6	27.3	1,541.9

	$8,001.6	$(44.3)	$7,957.3	$7,387.5	$(28.3)	$7,359.2

Current liabilities	$486.7	$94.7	$581.4	$551.5	$(1.4)	$550.1
Other non-current liabilities — Notes 1(a),(d),(e),(g)	1,972.3	28.4	2,000.7	1,992.7	16.8	2,009.5
Non-controlling interest — Note 1(f)	111.2	(111.2)	—	56.3	(56.3)	—
Convertible preferred shares of subsidiary company	—	—	—	10.1	—	10.1
Equity
Non-controlling interest — Note 1(f)	—	111.2	111.2	—	56.3	56.3
Common shareholders' equity — Notes 1(a) — 1(m)	5,431.4	(167.4)	5,264.0	4,776.9	(43.7)	4,733.2

	$8,001.6	$(44.3)	$7,957.3	$7,387.5	$(28.3)	$7,359.2

Reconciliation of Shareholders' Equity

	As at
(expressed in millions of United States dollars, except share and per share amounts)	June 30, 2009	December 31, 2008
	(unaudited)
Common Shareholders' Equity under Canadian GAAP	$5,431.4	$4,776.9
Adjustments for:
Inventory adjustment — Note 1(g)	(9.8)	(9.8)
Fair value of Canadian dollar warrants — Note1(d)	(94.1)	—
Capitalized stripping costs — Note 1(b)	(87.7)	(76.6)
Fair value of derivatives — Note 1(e)	—	16.2
SFAS 160 — Note 1(f)	111.2	56.3
Restatement to equity account for Echo Bay & Goodwill Impairment — Note 1(k)	0.6	0.6
Derivative instruments — Note 1(e)	28.5	30.8
Other	(4.9)	(4.9)

Equity under US GAAP	$5,375.2	$4,789.5

2

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2009
(unaudited)

        Certain comparative information has been reclassified to conform to the current year's presentation.

Statements of Cash Flows

        The consolidated statements of cash flows prepared in accordance with CDN GAAP present substantially the same information that is required under US GAAP. However, as the accounting treatment for post production stripping costs are different between the two standards, it results in a difference in classification on the cash flow statements. Under CDN GAAP, post production stripping costs of $12.8 and $25.9 million for the three and six months ended June 30, 2009 (three and six months ended June 30, 2008 — $11.1 million and $19.5 million) were capitalized and treated as an investing activity, but under US GAAP capitalized stripping costs are expensed and shown in the operating section of the cash flow statement.

Notes to the US GAAP Reconciliation

Note 1 — Adjustments to CDN GAAP

Current period adjustments

(a)
On January 1, 2009, the Company adopted FASB Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"), which requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. Once adopted, FSP APB 14-1 requires retrospective application to the terms of instruments as they existed for all periods presented. The adoption of FSP APB 14-1 affects the accounting for the convertible debentures issued in the aggregate principal amount of $460.0 million on January 29, 2008.

  The adoption of FSP APB 14-1 harmonizes the previously existing CDN GAAP and US GAAP difference with the exception of transaction costs, discussed below.

  Under CDN GAAP, transaction costs are recorded against the carrying value of the debt. However, under US GAAP, transaction costs are recorded as a deferred charge on the balance sheet. As at June 30, 2009, the net deferred charge recorded was $9.4 million (December 31, 2008 — $9.6 million). The amortization of the transaction costs is reflected in earnings under CDN and US GAAP.

  Earnings under CDN GAAP for 2008 reflect the requirements of APB 14-1. As a result, no adjustments to CDN GAAP earnings were required for the three and six months ended June 30, 2008.

  As at June 30, 2009, the amount recorded in equity related to the convertible debentures was $76.6 million (December 31, 2008 — $76.6 million). The discount on the liability will be amortized over approximately four years to March 2013. The unamortized discount as at June 30, 2009 was $59.0 million (December 31, 2008 — $66.1 million). For the three and six months ended June 30, 2009, interest of $6.1 million and $12.0 million was recorded, of which $4.1 million and $8.0 million, respectively, relates to the amortization of the discount on the liability. In the three and six months ended June 30, 2008, interest of $5.9 million and $9.9 million was recorded, with $3.9 million and $6.5 million, respectively, related to the amortization of the discount on the liability. The effective interest rate on the liability is 5.7%.

(b)
On January 1, 2006, Kinross adopted the Emerging Issues Task Force Issue No. 04-6, "Accounting for Stripping Costs Incurred During Production in the Mining Industry" ("EITF 04-6"), which differs from the Canadian Emerging Issues Committee ("EIC") No. 160, "Stripping Costs Incurred in the Production Phase of a Mining Operation" ("EIC-160"). Under EITF 04-6, production stripping costs are deemed to be variable production costs and are therefore included in the cost of inventory produced during the period in which the costs are incurred. Under EIC-160, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. For the three and six months ended June 30, 2009, the net effect of expensing the stripping costs for US GAAP would

3

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2009
(unaudited)

  result in a net decrease in earnings of $5.1 million and $11.1 million, net of taxes of $1.7 million and $3.6 million, respectively (three and six months ended June 30, 2008 — $3.4 million and $5.1 million, net of taxes of $1.1 million and $1.7 million, respectively).

(c)
On January 1, 2009, the Company adopted EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities ("EIC-173"), for CDN GAAP, which requires the quantification of the impact of credit risk when calculating the fair value of financial assets and liabilities including derivatives. EIC-173 harmonizes the accounting treatment with SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which the Company adopted on January 1, 2008. Prior to the implementation of SFAS 157 and EIC-173, the Company considered the impact of credit risk on a qualitative basis only. For 2009, the impact of this standard is reflected in our accounts under CDN GAAP. In 2008, the impact of adopting SFAS 157 was an increase of Other income (expense) of $14.6 million, net of taxes of $nil, a decrease in the current portion of Unrealized fair value of derivative liabilities of $2.1 million, a decrease in the long-term portion of the Unrealized fair value of derivative liabilities of $13.0 million, an increase in the current portion of Unrealized fair value of derivative assets of $0.1 million, an increase in the long-term portion of Unrealized fair value of derivative assets of $0.6 million and an increase in Accumulated other comprehensive income (loss) ("AOCI") of $1.6 million, net of taxes of $0.4 million.

(d)
On January 1, 2009, the Company adopted EITF No. 07-5, "Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock" ("EITF 07-5"). EITF 07-5 defines when adjustment features within contracts are considered to be equity-indexed, in order to determine whether an instrument meets the definition of a derivative under SFAS 133. The adoption of EITF 07-5 affects the accounting for the CAD$ denominated common share purchase warrants, which are considered derivative instruments and are required to be measured at fair value. There is no similar requirement under Canadian GAAP. The cumulative effect of the change in accounting principle for US GAAP is recognized as an adjustment to the opening balance of retained earnings as at January 1, 2009 of $39.4 million with a corresponding increase in Share Purchase Warrant-Liability. For the three months and six months ended June 30, 2009, there is a increase in Other income (expense) of $11.1 million and $14.2 million, net of taxes of $nil, with a corresponding decrease in Share Purchase Warrant-Liability and a reclassification of $68.9 million from Share Purchase Warrants to Share Purchase Warrant-Liability.

(e)
Effective January 1, 2007, the Company adopted CICA HB Section 3865, "Hedges" which effectively harmonized the differences between CDN GAAP and US GAAP on derivative instruments, with a few differences remaining. Under CDN GAAP, hedge gains may be netted against capital, if that was the hedged risk, whereas under US GAAP hedge gains are recorded in OCI. The application of SFAS 133, would have resulted in an increase as at June 30, 2009 to AOCI of $28.5 million (December 31, 2008 — $30.8 million), an increase of $14.7 million in the deferred income tax liability (December 31, 2008 — $15.9 million) and a corresponding $43.2 million increase in plant, property and equipment (December 31, 2008 — $46.7 million). The impact on OCI was $0.8 million and $2.3 million for the three and six months ended June 30, 2009 (three and six months ended June 30, 2008 — $5.2 million and $15.3 million). Amortization of property, plant and equipment for the three and six months ended June 30, 2009 was $nil million and $0.1 million (three and six months ended June 30, 2008 — $nil million).

(f)
On January 1, 2009, the Company adopted SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 requires an entity to clearly identify and present ownership interests in subsidiaries held by parties other than the entity in the consolidated financial statements within the equity section but separate from the entity's equity. It also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. The presentation and disclosure requirements of SFAS 160 were applied retrospectively. The adoption of

4

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2009
(unaudited)

  SFAS 160 had no impact on the consolidated financial statements other than the change in presentation of previously reported line items of non-controlling interests.

(g)
On January 1, 2008, the Company adopted CICA HB Section 3031, "Inventories" which requires the reversal of previous inventory write downs to net realizable value when there is a subsequent increase in the value of inventories. Under US GAAP, subsequent reversals of inventory write downs are not permitted. As such, inventory would decrease by $14.4 million and accumulated deficit would increase by $11.0 million, net of taxes of $3.4 million. For the three and six months ended June 30, 2009, none of this inventory was sold, while $0.3 million of this of this inventory was sold in the three and six months ended June 30, 2008.

Adjustments with no current period impact

(h)
In 1996, the Company issued convertible debentures in the aggregate principal amount of $146.0 million (CAD$200.0 million). The Company redeemed the convertible debentures on September 29, 2003, with a payment of $144.8 million (CAD$195.6 million) and accrued interest of $2.0 million (CAD$2.7 million). Originally, under CDN GAAP, the convertible debentures were accounted for in accordance with their substance and, as such, were presented in the financial statements in their liability and equity component parts. However, during 2005, the Company adopted amendments to CICA HB Section 3860, "Financial Instruments — Disclosure and Presentation" ("Section 3860"), which was retroactively applied to the accounting for the Company's convertible debentures. Under the amended Section 3860, the convertible debentures were bifurcated into a principal and an option component for accounting purposes. The principal component was recorded as debt and the option component recorded as equity. The principal component was accreted over the life of the convertible debentures through periodic charges to expense. On redemption, under CDN GAAP, the Company recognized a net gain of $15.4 million, which was apportioned between the principal and option components, based on their relative fair values compared to their carrying values. The Company recorded a loss on the principal component of $16.6 million and a gain on the option component of $32.0 million. The loss on the principal component was charged against income and the gain on the option component was accounted for as an increase in Contributed surplus. Under US GAAP, both the loss on the principal component and the gain on the option component would have been recognized in income. As a result, Accumulated deficit would decrease by $32.0 million with a corresponding decrease to Contributed surplus for the same amount.

(i)
CDN GAAP allows for the elimination of operating deficits by the reduction of stated capital attributable to common share capital with a corresponding offset to Accumulated deficit. For CDN GAAP, the Company eliminated operating deficits of $761.4 million and $5.3 million in 2003 and 1991, respectively. These reclassifications are not permitted by US GAAP and would require in each subsequent year a cumulative increase in Common share capital and a cumulative increase in deficit of $766.7 million.

(j)
Prior to the introduction of CICA HB Section 3855, "Financial instruments" on January 1, 2007, under CDN GAAP, unrealized gains on long-term investments were not recorded. Under US GAAP, unrealized gains on long-term investments that are classified as securities available-for-sale are recorded, and the corresponding gain or loss is included as a component of comprehensive income. As at December 31, 2007, there was no longer a difference resulting from the two standards. As at December 31, 2006, $19.9 million was included as a component of AOCI. There was no tax impact on this adjustment.

(k)
Echo Bay Mines Ltd ("Echo Bay") transaction: On April 3, 2002, the Company exchanged its investment in debt securities of Echo Bay for 57.1 million common shares of Echo Bay. Based on US GAAP, it would have resulted in a gain included in earnings using fair value accounting. The fair value of the Echo Bay common shares received, under US GAAP, was $49.1 million, representing 57.1 million common shares at $0.86 each, being the closing market price of such shares on April 3, 2002, resulting in a gain of $42.5 million, after deducting the $6.6 million carrying value of the debt securities exchanged. This increased the carrying value of this investment, and the gain of $49.1 million

5

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2009
(unaudited)

  was included in earnings for the year ended December 31, 2002. Under CDN GAAP, the cost of the Echo Bay common shares acquired on the exchange was recorded at the values of the securities given up. Since the fair value of the capital securities given up approximated their carrying value, no gain was recorded under CDN GAAP.

  Subsequent to the exchange of debt securities, the Company accounted for its share investment in Echo Bay as an available-for-sale security under US GAAP. At January 31, 2003, when the Company acquired the remaining outstanding common shares of Echo Bay, the Company retroactively restated its 2002 consolidated financial statements, prepared in accordance with US GAAP, to account for its share investment in Echo Bay on an equity basis. As a result, the Company reversed an unrealized gain of $21.8 million previously included in CDN GAAP Other Comprehensive Income ("OCI"), increased its deficit by $0.7 million to reflect its share of equity losses for the period ended December 31, 2002 and correspondingly reduced the carrying value of its investment. In addition, the Company decreased long-term investments and recorded a share of loss in investee company of $1.0 million for the one month ended January 31, 2003 and increased long-term investments and recorded a share of income in investee company of $0.7 million during the year ended December 31, 2002. For US GAAP purposes, as a result of the business combination on January 31, 2003, the Company recognized an additional $40.8 million of goodwill representing the difference in carrying value of its share investment in Echo Bay between CDN GAAP and US GAAP.

  For the year ended December 31, 2003, the Company computed a goodwill impairment charge of $40.2 million thereby reducing the additional goodwill balance, under US GAAP, at December 31, 2003 to $0.6 million. As at June 30, 2009 and December 31, 2008, the additional goodwill remained at $0.6 million under US GAAP.

(l)
Under Canadian income tax legislation, a company is permitted to issue flow-through shares, whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company accounted for the issue of flow-through shares issued in 2001 using the deferral method in accordance with CDN GAAP. At the time of issue, the funds received were recorded as share capital. Qualifying expenditures were made in 2002. For US GAAP, the premium paid in excess of the market value of $1.1 million was credited to other liabilities and included in income as the qualifying expenditures were made. As at June 30, 2009 and December 31, 2008, the application of US GAAP would result in a decrease in Common share capital of $1.1 million and a corresponding reduction in Accumulated deficit.

(m)
SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment to SFAS No. 123" ("SFAS 148") is similar to the Canadian accounting standard, CICA HB Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which was adopted in 2004. Accordingly, there is no CDN / US GAAP difference in the calculation of stock-based compensation expense. However, upon adoption of the amended Canadian accounting standard, stock option compensation of $2.5 million was recorded as a cumulative effect of the adoption as an adjustment to the opening balance of accumulated deficit with an offsetting adjustment to Contributed surplus. There was no tax impact on this adjustment. Under US GAAP, this adjustment would be reversed.

Note 2 — Stock-based compensation

        Total stock-based compensation expense was $6.2 million and $13.8 million for the three and six months ended June 30, 2009 (three and six months ended June 30, 2008 — $5.6 million and $10.7 million). As at June 30, 2009, there was $16.0 million of total unrecognized compensation costs relating to non-vested stock options. We expect to recognize this expense over a weighted average period of 3.0 years.

Note 3 — Fair value measurement disclosures

        In 2008, the Company adopted SFAS 157 for financial assets and liabilities that are measured at fair value on a recurring basis. SFAS 157 defines fair value, establishes a framework for measuring fair value under US GAAP, and requires

6

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2009
(unaudited)

expanded disclosures about fair value measurements. The primary assets and liabilities affected were available-for-sale securities, embedded derivatives, and derivative instruments. The adoption of SFAS 157 did not change the valuation techniques that the Company uses to value these assets and liabilities. The Company has elected to present information for derivative instruments on a net basis.

        The fair value hierarchy established by SFAS 157 establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

        Assets (liabilities) measured at fair value on a recurring basis as at June 30, 2009 include (in millions of United Stated dollars):

	Level One	Level Two	Level Three	Aggregate Fair Value
Available-for-sale securities	$37.5	$—	$—	$37.5
Embedded derivatives	—	3.0	—	3.0
Derivative instruments	(94.1)	(208.9)	—	(303.0)

	$(56.6)	$(205.9)	$—	$(262.5)

        The valuation techniques that are used to measure fair value are as follows:

Available-for-sale securities and Share Purchase Warrant liabilities:

        The fair value of available-for-sale securities and Share Purchase Warrant liabilities are determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities and Share Purchase Warrant liabilities are classified within Level 1 of the fair value hierarchy established by SFAS 157.

Derivative instruments:

        The fair value of derivative instruments is based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet dates and therefore derivative instruments are classified within Level 2 of the fair value hierarchy established by SFAS 157.

Embedded derivatives:

        The fair value of embedded derivatives is derived from a formula which uses the forward price of gold and therefore embedded derivatives are classified within Level 2 of the fair value hierarchy established by SFAS 157.

7

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2009
(unaudited)

Note 4 — Financial instruments

        From time to time, the Company may use spot deferred contracts and fixed forward contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may sell call options as part of its overall strategy of managing the risk of changing gold and silver prices or purchase put options to protect against the risk of falling prices. The Company's commodity price risk associated with financial instruments related to gold and silver primarily relates to changes in fair value of existing gold and silver contracts.

        As a part of the sale of the Julietta mine, a portion of the proceeds of sale is based on the future price of gold in 2009 and 2010.

        The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars, Russian roubles, Chilean pesos and Brazilian reais. This risk is reduced, from time to time, through the use of foreign exchange forward contracts to lock in the exchange rates on future non-US dollar denominated currency cash outflows. The Company has entered into forward contracts to purchase Canadian dollars, Brazilian reais, Chilean pesos and Russian roubles as part of this risk management strategy. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company does not actively manage this exposure.

        The Company is exposed to interest rate risk on its variable rate debt. As a result of the acquisition of Bema in February 2007, the Company assumed an interest rate swap, an interest rate cap and interest rate floor contract. During the first quarter of 2008, the Company entered into an interest rate swap for Rio Paracatu Mineracao ("RPM"), a 100% subsidiary of Kinross.

        As part of the Kupol project financing, the Company has hedged its exposure to rising interest rates by entering into an interest rate swap, and purchasing an interest rate cap, which was financed by selling an interest rate floor. The Company has contracted to pay a fixed rate of interest of 4.4975% and receive a floating rate of interest on an interest rate swap with a notional amount that varies from $4.2 million up to $140.0 million over the life of the swap.

        The Company is exposed to changes in crude oil prices through its consumption of diesel fuel, and the price of electricity in some electricity supply contracts. The Company entered into forward contracts that establish the price for some of the Company's diesel fuel consumption and manage the risk of fuel price increases. Diesel fuel is consumed in the operation of mobile equipment and electricity generation.

        A total return swap ("TRS") was engaged during the fourth quarter of 2008 as an economic hedge of the Company's deferred share units ("DSUs"). Under the terms of the TRS, a bank has the right to purchase Kinross shares in the marketplace as a hedge against the returns in the TRS. At June 30, 2009, 100% of the DSUs were economically hedged, although hedge accounting was not engaged.

Credit risk management

        Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty's credit rating. As at June 30, 2009, the Company's maximum exposure to credit risk was the carrying value of trade receivables, derivative assets, and taxes recoverable.

8

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2009
(unaudited)

        The following tables provide additional details of our financial instruments.

Asset Derivatives	Balance Sheet Location	June 30, 2009 Fair Value
Derivatives designated as hedging instruments under SFAS 133
Gold and silver forward contracts	Unrealized fair value of derivative assets — current	$2.8
Foreign currency forward contracts	Unrealized fair value of derivative assets — current	11.9

		14.7

Derivatives not designated as hedging instruments under SFAS 133
Gold and silver forward contracts	Unrealized fair value of derivative assets — current	21.0
Gold contract related to Julietta sale	Unrealized fair value of derivative assets — current	1.5
Total return swap	Unrealized fair value of derivative assets — current	0.3

		22.8

Foreign currency forward contracts	Unrealized fair value of derivative assets	10.2
Gold contract related to Julietta sale	Unrealized fair value of derivative assets	1.5

		11.7

Total asset derivatives		$49.2

Liability Derivatives	Balance Sheet Location	June 30, 2009 Fair Value
Derivatives designated as hedging instruments under SFAS 133
Gold and silver forward contracts	Unrealized fair value of derivative liabilities — current	$42.8
Foreign currency forward contracts	Unrealized fair value of derivative liabilities — current	9.1
Energy forward contracts	Unrealized fair value of derivative liabilities — current	2.6

		54.5

Gold and silver forward contracts	Other long-term liabilities	170.3
Interest rate swap contracts	Other long-term liabilities	6.3

		176.6

Derivatives not designated as hedging instruments under SFAS 133
Gold and silver forward contracts	Unrealized fair value of derivative liabilities — current	20.7
Share Purchase Warrant liability	Unrealized fair value of derivative liabilities — current	94.1

		114.8

Interest rate swap contracts	Other long-term liabilities	3.3

		118.1

Total liability derivatives		$349.2

9

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2009
(unaudited)

	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)
				Amount of Loss Reclassified from AOCI into Income (Effective Portion)
			Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Derivatives in Cash Flow Hedging Relationships under SFAS 133	Three months ended June 30, 2009	Six months ended June 30, 2009		Three months ended June 30, 2009	Six months ended June 30, 2009
Gold and silver forward contracts	$(17.0)	$(65.3)	Metal sales	$14.9	$9.5
Energy forward contract	1.9	2.7	Cost of sales	8.9	5.5
Foreign currency forward contracts	34.2	50.5	Cost of sales	33.9	20.3
Foreign currency forward contracts	2.5	1.4	General and administrative	(0.8)	(0.8)
Interest rate swap contracts	1.4	1.6	Other income (expense) — net	—	—

	$23.0	$(9.1)		$56.9	$34.5

	Amount of Gain or (Loss) Recognized in Income on Derivative
Derivatives not designated as hedging Relationships under SFAS 133	Three months ended June 30, 2009	Six months ended June 30, 2009	Location of Gain or (Loss) Recognized in Income on Derivatives
Interest rate swap	$(0.3)	$(1.3)	Other income (expense) — net
Foreign currency forward contracts	0.1	0.5	Other income (expense) — net
Gold contract related to Julietta sale	0.2	1.7	Other income (expense) — net
Total return swap	(0.4)	(0.3)	Other income (expense) — net
Fair value of Canadian dollar denominated share purchase warrants	11.1	14.2	Other income (expense) — net

	$10.7	$14.8

Amount excluded from the assessment of Hedge Effectiveness
Gold and silver forward contracts	$(3.0)	$0.7	Other income (expense) — net

10

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2009
(unaudited)

        The following table provides a summary of derivative contracts outstanding at June 30, 2009.

	2009	2010	2011	2012	Total
Metals
Gold forward sell contracts (ounces)	104,040	219,000	319,660	74,075	716,775
Average price	646.49	642.30	621.24	674.44	636.84

Gold forward buy contracts (ounces)	104,040	—	—	—	104,040
Average price	792.69	—	—	—	792.69

Silver forward sell contracts (ounces 000's)	1,800	3,600	3,600	—	9,000
Average price	10.71	10.71	10.71	—	10.71

Silver forward buy contracts (ounces 000's)	1,800	—	—	—	1,800
Average price	10.53	—	—	—	10.53

Foreign currency
Brazil reias forward buy contracts
(in millions of U.S. dollars)	79.8	60.0	—	—	139.8
Average price	1.88	2.50	—	—	2.14

Chilean pesos forward buy contracts
(in millions of U.S. dollars)	35.5	24.0	—	—	59.5
Average price	531.00	699.16	—	—	598.83

Russian roubles forward buy contracts
(in millions of U.S. dollars)	16.2	24.0	—	—	40.2
Average price	25.15	34.82	—	—	30.92

Canadian dollar forward buy contracts
(in millions of U.S. dollars)	18.8	—	—	—	18.8
Average price	1.25	—	—	—	1.25

Energy
Oil forward buy contracts (barrels)	97,500	—	—	—	97,500
Average price	98.36	—	—	—	98.36

Note 5 — Contingencies

General

        Estimated losses from loss contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Other legal matters

        The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows. The Company has settled various litigation.

11

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2009
(unaudited)

Aurelian Warrant Litigation

        On September 30, 2008, the Company completed its acquisition of 100% of the issued and outstanding common shares of Aurelian Resources Inc. ("Aurelian"). Aurelian has been named as defendant in a number of actions filed on behalf of certain former holders of warrants which expired in June 2005 claiming aggregate damages of approximately CAD$150 million or, in the alternative, approximately 15.2 million Aurelian common shares (after adjusting for Aurelian's four-for-one common share split on June 22, 2007). The Company intends to continue to vigorously defend against these actions.

Income taxes

        The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules. As at June 30, 2009 the Company had the following significant disputes and has not accrued any additional tax liabilities in relation to the disputes listed below:

Brazil

        In early August 2009, the Company's wholly-owned Brazilian subsidiary, Rio Paracatu Mineracao S.A. ("RPM"), the owner of Paracatu, received a tax assessment from the Brazilian Federal tax authorities in the amount of $132 million, including penalties and interest of $73 million. The assessment denies deductions for goodwill claimed by RPM during 2005 through 2008. As at June 30, 2009 the Company has a future tax asset of approximately $76 million recorded in its financial statements in respect of the goodwill balance, the future deduction of which will depend on the outcome of the assessment. The Company previously assessed the tax benefit related to this item, concluding it appropriate, but in light of this assessment it is undertaking another review. Depending on the conclusions reached upon completion of this review and/or the outcome of its final appeal of the assessment, there may be as much as a $171 million expense in respect of this issue, including a non cash write off in respect of this future tax asset. The Company plans to appeal this assessment.

        In late December 2008, Rio Paracatu Mineração ("RPM"), a wholly-owned Brazilian subsidiary of the Company, received a tax assessment from the Brazilian tax authorities in respect of its 2003 tax year in the amount of approximately $30 million. This assessment is the result of the denial of a deduction for interest paid on certain debentures issued by such Brazilian subsidiary. On January 15, 2009, the Company filed its administrative appeal of the assessment. The Company believes that the basis for this assessment is equally relevant to the 2004 tax year of the same Brazilian subsidiary. As at June 30, 2009 the amount was $76.1 million (December 31, 2008 — $63.9 million). The Company does not believe that the basis for the current assessment would result in any potential liability in respect of any periods prior to the 2003 tax year or subsequent to the 2004 tax year.

        Mineracao Serra Grande, S.A. ("MSG") which owns the Crixás mine, the Company's 50% joint venture with Anglogold Ashanti, received two tax reassessments since November 2003 from the Minas Gerais State and Goias State tax authorities. The reassessments disallowed the claiming of certain sales tax credits and assessed interest and penalties of which the Company's 50% share totals approximately $7.7 million (December 31, 2008 — $6.2 million). The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse effect on its financial position, results of operations or cash flows. This reassessment relates to the Crixás operating segment.

        In December 2007, the Company's 100% owned Brazilian subsidiary, Kinross Participacoes Ltda. received a tax assessment from the Brazilian Federal tax authorities in the amount of $104.6 million (December 31, 2008 —

12

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2009
(unaudited)

$88.1 million), including penalties and interest in respect of alleged income taxes not withheld from a third party. The Company has appealed this assessment and believes that it has reasonable defences to the assessment. The Company is pursuing its indemnity rights from the third party in respect of the assessment.

        In September 2005, MSG received assessments relating to payments of sales taxes on exported gold deliveries from tax inspectors for the State of Goias. The Company's share of the assessments is approximately $41.3 million (December 31, 2008 — $34.3 million). The counsel for MSG believes the suit is in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed. This reassessment relates to the Crixás operating segment.

        In October 2006, MSG received an assessment from the State of Goias tax authorities relating to remittance of gold from Crixás to Nova Lima in Minas Gerais for export purposes. Since May 2006, the Goias State signed an authorization (TARE) to this procedure. The Company's share of this assessment is approximately $25.4 million (December 31, 2008 — $21.1 million). The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse affect on its financial position, results of operations or cash flows.

Note 6 — Accounting standard adoptions

        On January 1, 2009, the Company adopted SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"). Under SFAS 141(R), an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration measured at their fair value at the acquisition date. It further requires that acquisition-related costs are to be recognized separately from the acquisition and expensed as incurred. SFAS 141(R) is effective for business combinations for which the acquisition date is after the beginning of the first annual reporting period beginning after December 15, 2008, which was the beginning of the 2009 fiscal year for the Company. The adoption of SFAS 141(R) did not have an impact on the consolidated financial statements, since there was no business combination during the six months ended June 30, 2009.

        On January 1, 2009, the Company adopted SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133" ("SFAS 161"), which requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. Other than the required disclosures (see note 4) the adoption of SFAS 161 had no impact on the consolidated financial statements.

        On January 1, 2009, the Company adopted FSP FAS No. 141(R)-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies" ("FSP FAS 141(R)-1"). FSP FAS 141-1(R)-1 applies to all assets acquired and all liabilities assumed in a business combination that arise from contingencies. FSP FAS 141(R)-1 requires that the acquirer will recognize such an asset or liability if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If it cannot be determined during the measurement period, then the asset or liability should be recognized at the acquisition date if the following criteria, consistent with SFAS No. 5, "Accounting for Contingencies," are met: (1) information available before the end of the measurement period indicates that it is probable that an asset existed or that a liability had been incurred at the acquisition date, and (2) the amount of the asset or liability can be reasonably estimated. The adoption of FSP FAS 141(R)-1 did not have an impact on the consolidated financial statements, since there was no business combination during the six months ended June 30, 2009.

        On January 1, 2009, the Company adopted EITF Issue No. 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"), concurrently with the adoption of SFAS 141(R) and SFAS 160. The intent of EITF 08-6 is to clarify the accounting for certain transactions and impairment considerations related to equity method investments as modified by the provisions of SFAS 141(R) and SFAS 160. The adoption of EITF 08-6 did not have a significant impact on the consolidated financial statements.

13

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2009
(unaudited)

        In the second quarter of 2009, the Company adopted FSP FAS No. 115-2 and FAS No. 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" ("FSP 115-2 and FAS 124-2") which modifies the other-than-temporary impairment guidance for debt securities through increased consistency in the timing of impairment recognition and enhanced disclosures related to the credit and noncredit components of impaired debt securities that are not expected to be sold. In addition, increased disclosures are required for both debt and equity securities regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. The adoption of FSP FAS 115-2 and FAS 124-2 did not have a significant impact on the consolidated financial statements.

        In the second quarter of 2009, the Company adopted FSP FAS No. 107-1 and APB Opinion No. 28-1, "Interim Disclosures about Fair Value of Financial Instruments" ("FSP FAS 107-1 and APB Opinion 28-1") which requires fair value disclosures for all financial instruments whether recognized or not in the statement of financial position. With the issuance of FSP FAS 107-1 and APB Opinion 28-1, on a quarterly basis quantitative and qualitative information will be required to be disclosed about the fair value estimates for all financial instruments. Other than the required disclosures the adoption of FSP FAS 107-1 and APB Opinion 28-1 had no impact on the consolidated financial statements.

        In the second quarter of 2009, the Company adopted FSP FAS No. 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP FAS 157-4") which clarifies the methodology used to determine fair value when there is no active market or where the price inputs being used represent distressed sales. FSP FAS 157-4 also reaffirms the objective of fair value measurement, as stated in SFAS 157 which is to reflect how much an asset would be sold for in an orderly transaction. It also reaffirms the need to use judgment to determine if a formerly active market has become inactive, as well as to determine fair values when markets have become inactive. The adoption of FSP FAS 115-2 and FAS 124-2 did not have an impact on the consolidated financial statements.

        In the second quarter of 2009, the Company adopted SFAS No. 165, "Subsequent Events" ("SFAS 165") which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 also requires entities to disclose the date through which subsequent events were evaluated as well as the basis for this date, that is, whether the date represents the date the financial statements were issued or available to be issued. Other than the required disclosures the adoption of SFAS 165 had no impact on the consolidated financial statements.

Note 7 — Recently issued accounting pronouncements

        In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162" ("SFAS 168"). SFAS 168 will become the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of SFAS 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non grandfathered non-SEC accounting literature not included in the Codification will become non authoritative. SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of SFAS 168 is not expected to have a significant impact on the consolidated financial statements.

        In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" ("SFAS 167"). SFAS 167 is intended to address: the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46(R)"), as a result of the elimination of the qualifying special-purpose entity concept in SFAS 166; and concerns about the application of certain key provisions of FIN 46(R), including those in which the accounting and disclosures under the Interpretation do not always provided timely and useful information about an enterprise's involvement in a variable interest entity. SFAS 167 will be effective at the start of a company's first fiscal years beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar year

14

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2009
(unaudited)

basis. The Company is currently evaluating the impact, if any, that the adoption of SFAS 167 will have on its consolidated financial statements.

        In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140" ("SFAS 166"). SFAS 166 amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", by: eliminating the concept of a qualifying special purpose entity; clarifying and amending the derecognition criteria for a transfer to be accounted for as a sale; amending and clarifying the unit of accounting for sale accounting; and requiring that a transferor initially measure at fair value and recognize all assets obtained and liabilities incurred as a result of a transfer of an entire financial asset or group of financial assets accounted for as a sale. SFAS 166 will be effective at the start of a company's first fiscal years beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar year basis. The Company is currently evaluating the impact, if any, that the adoption of SFAS 166 will have on its consolidated financial statements.

Other information

(a)
The terms "proven and probable reserves", "exploration", "development", and "production" have the same meaning under both US and CDN GAAP. Exploration costs incurred are expensed at the same point in time based on the same criteria under both US and CDN GAAP. In addition, mining related costs are only capitalized after proven and probable reserves have been designated under both US and CDN GAAP.

(b)
Under CDN GAAP, Kinross proportionately consolidates its interests in incorporated joint ventures. These investments would be accounted for using the equity method under US GAAP. The Company relies on an accommodation provided for in Item 17(c)(2)(vii) of SEC Form 20-F where the differences that would result from using proportionate consolidation for investments in joint ventures pursuant to CDN GAAP does not need to be included in the US GAAP Note. Each of the joint ventures qualifies for this accommodation on the basis that it is an operating entity, the significant financial and operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity.

15

QuickLinks

  Exhibit 99.1
Management's Discussion and Analysis For the three and six months ended June 30, 2009
KINROSS GOLD CORPORATION CONSOLIDATED BALANCE SHEETS (Unaudited expressed in millions of United States dollars, except share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS Unaudited (expressed in millions of United States dollars, except per share and share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS Unaudited (expressed in millions of United States dollars)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY Unaudited (expressed in millions of United States dollars)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) Unaudited (expressed in millions of United States dollars)
KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, (unaudited and expressed in millions of United States dollars)
KINROSS GOLD CORPORATION Reconciliation to Generally Accepted Accounting Principles in the United States For the three and six months ended June 30, 2009 (unaudited)